FIRST KEYSTONE CORPORATION

P.E.
12-31-03

2003
ANNUAL REPORT

FIRST KEYSTONE CORPORATION

CONTENTS

THE CORPORATION

First Keystone Corporation is a bank holding company incorporated under the Pennsylvania Business Corporation Laws. Its assets consist primarily of the assets of its wholly-owned subsidiary, The First National Bank of Berwick.

The First National Bank of Berwick serves Columbia, Montour, and Luzerne Counties. The Bank engages in general banking business and also provides fiduciary services.

ANNUAL MEETING

The Annual Meeting of shareholders will be held on Tuesday, April 20, 2004, at 10:00 a.m. The location will be at the Main Office of The First National Bank of Berwick, located at 111 West Front Street, Berwick, Pennsylvania.

SUMMARY OF SELECTED FINANCIAL DATA

(Amounts in thousands, except per share)

	2003	2002	2001	2000	1999
SUMMARY OF OPERATIONS					
Interest income	$ 25,063	$ 25,862	$ 26,836	$ 25,650	$ 23,172
Interest expense	10,201	11,342	14,465	13,995	11,888
Net interest income	14,863	14,520	12,371	11,655	11,284
Provision for loan losses	500	550	610	425	325
Investment securities gains (losses)	299	29	278	113	124
Net income	7,317	6,587	5,433	5,208	5,160
PER COMMON SHARE					
Net income	$ 2.48	$ 2.22	$ 1.83	$ 1.75	$ 1.71
Cash dividends	.98	.85	.77	.73	.67
BALANCE SHEET DATA					
Assets	$481,840	$439,526	$393,472	$360,342	$333,516
Investment securities	231,272	215,755	184,107	156,438	135,031
Net loans	225,549	198,343	195,302	187,969	182,631
Deposits	343,020	330,745	294,681	271,473	244,680
Stockholders' equity	51,351	49,096	39,696	36,658	29,358
PERFORMANCE RATIOS					
Return on average assets	1.57%	1.59%	1.41%	1.52%	1.58%
Return on average equity	14.27%	14.93%	13.85%	16.55%	16.12%
Dividend payout ratio	39.41%	38.33%	42.24%	41.90%	38.72%
Average equity to average assets ratio	11.00%	10.66%	10.16%	9.20%	9.78%

HISTORY OF PERFORMANCE



Net Income
In Thousands
8000
7000
6000
5000
4000
3000
2000
1000
0
1999
2000
2001
2002
2003



Total Assets
In Millions
500
400
300
200
100
0
1999
2000
2001
2002
2003



Total Deposits
In Millions
350
300
250
200
150
100
50
0
1999
2000
2001
2002
2003



Stockholders' Equity
In Millions
60
50
40
30
20
10
0
1999
2000
2001
2002
2003

Board of Directors



Seated ~ Robert E. Bull, Chairman
Standing Left to Right ~ John Arndt, Budd L. Beyer, J. Gerald Bazewicz, President



Left to Right ~ Don E. Bower, John L. Coates, Secretary, Dudley P. Cooley



Seated ~ Robert J. Wise, Vice Chairman,
Standing Left to Right ~ Jerome F. Fabian, Frederick E. Crispin, Jr.

To Our Shareholders

Once again, it is my pleasure to report on another excellent year for First Keystone Corporation and its subsidiary, The First National Bank of Berwick. Record earnings of $7,317,000 were recorded for the year-ended December 31, 2003, as compared to $6,587,000 in 2002. This marks the 21st consecutive year that net income has increased. Earnings per share were $2.48 in 2003 as compared to $2.22 in 2002, an increase of 11.7%. Profitability ratios continued strong with return on average assets of 1.57% and return of average equity of 14.27% in 2003. With the increase in net income, cash dividends paid per share also increased to $.98 in 2003, up from $.85 in 2002, an increase of 15.3%.

Your investment in First Keystone Corporation enjoyed another outstanding year. The market price of First Keystone (FKYS) common stock increased to $36.00 as of December 31, 2003, up from $26.00 at year-end 2002. Assuming the reinvestment of cash dividends into additional shares, the total return for 2003 was 42.7%. This follows the fine performance of the preceding two years where First Keystone common stock realized total returns of 44.3% and 29.2% in 2002 and 2001, respectfully. Even with the substantial increase in our market price per share, as of year-end 2003 our price earnings (PE) ratio was equal to 14.5. With many peer financial institutions trading at multiples of 16 to 18 times earnings, First Keystone common stock remains attractive with continued upside potential.

Balance sheet growth continued in 2003 with total assets of $481,840,000 as of December 31 2003, as compared to $439,526,000 at year-end 2002, an increase of 9.6%. The low interest rate environment prevalent during 2003 helped foster a flurry of refinancing especially of residential mortgage loans. On the strength of our mortgage banking operation, total loans net of unearned income, increased to $229,073,000 as of December 31, 2003, from $201,517,000 in 2002, an increase of 13.7%. Fortunately, our loan quality has remained excellent. Additional details on our loan portfolio and related financial information may be found in the Management's Discussion and Analysis section of this Annual Report.

The continued loan interest rate environment compressed our net interest margin in 2003 to 3.67%, down from 3.96% in 2002. Diversification and an increased level of non interest income provided the impetus for increased earnings in 2003. Non interest expense, or overhead, remained well controlled in 2003. Finally, capital levels remained strong with year-end capital at $51,351,000 as of December 31, 2003, resulting in a book value of $17.56.

As stated last year in the Annual Report, our greatest concern for 2004, just like 2003, remains the uncertain economy and what if anything, will happen to interest rates. We believe the work we have done in positioning First Keystone Corporation over the past two years leaves us prepared to deal with whatever interest rate changes may occur. This year our subsidiary, The First National Bank of Berwick, celebrates its 140th year of continuous service. Founded in 1864, The First National Bank of Berwick has served the financial needs of both individuals and businesses as a full service bank. Out commitment to high quality customer service continues to expand as we opened our 11th full service office with the start of 2004. Our purchase of First Federal Bank's Danville office at 1519 Bloom Road increases our presence in Montour County.

In the second quarter of 2004, we look to relocate our Scott Township, Bloomsburg office to its new quarters at 2301 Columbia Boulevard. The larger facility will allow us to provide increased services as additional space can be utilized by our trust department, mortgage department, or retail investment (non-deposit) personnel to better serve the greater Bloomsburg area. Remember, our full range of products includes not only deposit and loan offerings, but also a full service trust and wealth management department. We can assist in investment management, estate administration, and employee benefit plans just to name a few. You can schedule a free no obligation appointment with our trust department at any time. Our retail investment representatives are always available to discuss non-deposit products like annuities, mutual funds, life insurance, and long-term care insurance. In addition, financing planning is available. We believe our full service commitment, coupled with our strong customer service, will be the foundation for continued growth beyond the first 140 years.

The success realized at First Keystone Corporation is truly a team effort. As such, we thank and recognize our employees, officers, and Board of Directors for their outstanding efforts. We also thank you, our shareholders and customers, for your continued support and confidence.



J. Gerald Bazewicz, *President*

Your Investment In
First Keystone Corporation

Impressive Performance the Past Three Years—

During 2003, your investment in First Keystone Corporation (FKYS) continued to perform exceptionally well. The market price increased from $26.00 as of December 31, 2002, to $36.00 as of December 31, 2003. Together with our cash dividend payout, this resulted in a total return of 42.7% for 2003.

	2003	2002	2001
Market price at beginning of the year	$26.00	$18.69	$15.12
Market price at the end of the year	36.00	26.00	18.69
Cash dividends	.98	.85	.77
Return	*42.7%**	*44.3%**	*29.2%**

*Assumes the reinvestment of cash dividends into additional shares

Total Return Performance



300
275
250
225
200
175
150
125
100
75
50
Index Value
12/31/00
12/31/01
12/31/02
12/31/03

The chart illustrates how $100.00 invested in First Keystone Corporation common stock on 12/31/2000 has grown to $266.16 as of 12/31/2003.

Index	12/31/00	12/31/01	12/31/02	12/31/03
First Keystone Corporation (FKYS)	100.00	129.24	186.54	266.16

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

BOARD OF DIRECTORS AND STOCKHOLDERS OF FIRST KEYSTONE CORPORATION:

We have audited the accompanying consolidated balance sheets of First Keystone Corporation and Subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Keystone Corporation and Subsidiary as of December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

J.H. Williams & Co., LLP

J. H. Williams & Co., LLP

Kingston, Pennsylvania
January 21, 2004

FIRST KEYSTONE CORPORATION AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 and 2002

	2003	2002
ASSETS		
Cash and due from banks	$ 5,912,709	$ 7,396,004
Interest-bearing deposits in other banks	28,123	60,060
Investment securities available-for-sale	226,042,797	209,822,667
Investment securities held-to-maturity (estimated fair value 2003 - $5,229,237; 2002 - $5,925,209)	5,229,314	5,932,331
Loans, net of unearned income	229,073,303	201,517,492
Allowance for loan losses	(3,524,315)	(3,174,616)
Net loans	$225,548,988	$198,342,876
Premises and equipment, net	4,157,840	3,429,507
Accrued interest receivable	2,871,354	3,068,952
Cash surrender value of bank owned life insurance	10,586,964	10,102,069
Other assets	1,462,265	1,371,154
TOTAL ASSETS	$481,840,354	$439,525,620
LIABILITIES		
Deposits:		
Non-interest bearing	$ 30,052,477	$ 30,056,766
Interest bearing	312,967,673	300,688,512
Total Deposits	343,020,150	330,745,278
Short-term borrowings	11,744,392	9,067,145
Long-term borrowings	62,945,000	45,750,000
Accrued interest and other expenses	1,664,471	1,648,499
Pre-settlement advance on acquisition of branch	8,714,900	-
Other liabilities	2,400,100	3,218,657
TOTAL LIABILITIES	$430,489,013	$390,429,579
STOCKHOLDERS' EQUITY		
Preferred stock, par value $10.00 per share; authorized and unissued 500,000 shares	$ -	$ -
Common stock, par value $2.00 per share; authorized 10,000,000 shares; issued 3,077,207 shares in 2003 and 3,075,180 shares in 2002	6,154,414	6,150,360
Surplus	12,535,284	12,583,626
Retained earnings	31,828,342	27,394,962
Accumulated other comprehensive income	5,488,540	6,543,981
Treasury stock, at cost, 152,600 shares in 2003 and 119,181 shares in 2002	(4,655,239)	(3,576,888)
TOTAL STOCKHOLDERS' EQUITY	$ 51,351,341	$ 49,096,041
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$481,840,354	$439,525,620

The accompanying notes are an integral part of these consolidated financial statements.

FIRST KEYSTONE CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 and 2001

	2003	2002	2001
INTEREST INCOME			
Interest and fees on loans	$14,351,675	$14,963,423	$15,830,542
Interest and dividends on investment securities:			
Taxable	7,513,042	7,891,547	7,871,300
Tax-exempt	2,882,499	2,607,574	2,492,147
Dividends	284,211	320,976	414,099
Deposits in banks	31,858	78,211	228,392
Total interest income	$25,063,285	$25,861,731	$26,836,480
INTEREST EXPENSE			
Deposits	$ 7,469,213	$ 8,116,618	$11,690,814
Short-term borrowings	142,997	146,613	346,727
Long-term borrowings	2,588,345	3,078,389	2,427,519
Total interest expense	$10,200,555	$11,341,620	$14,465,060
Net interest income	$14,862,730	$14,520,111	$12,371,420
Provision for loan losses	500,000	550,000	610,000
Net interest income after provision for loan losses	$14,362,730	$13,970,111	$11,761,420
NON-INTEREST INCOME			
Trust Department	$ 485,954	$ 509,842	$ 554,606
Service charges and fees	1,723,700	1,372,935	1,232,368
Bank owned life insurance income	484,895	102,069	-
Gain on sale of loans	234,328	228,194	184,013
Investment securities gains (losses) - net	298,975	28,647	278,474
Other	47,133	43,092	96,344
Total non-interest income	$ 3,274,985	$ 2,284,779	$ 2,345,805
NON-INTEREST EXPENSE			
Salaries and employee benefits	$ 4,445,790	$ 4,222,354	$ 3,895,588
Occupancy, net	567,208	485,578	447,294
Furniture and equipment	642,715	616,004	567,644
State Shares Tax	406,927	366,523	333,710
Other	2,307,930	2,120,679	1,936,143
Total non-interest expense	$ 8,370,570	$ 7,811,138	$ 7,180,379
Income before income taxes	$ 9,267,145	$ 8,443,752	$ 6,926,846
Income tax expense	1,950,153	1,856,603	1,493,445
NET INCOME	$ 7,316,992	$ 6,587,149	$ 5,433,401
PER SHARE DATA			
Net income per share:*			
Basic	$ 2.48	$ 2.22	$ 1.83
Diluted	$ 2.48	$ 2.21	$ 1.83
Cash dividends per share*	$ .98	$ .85	$ .77

*Adjusted for 5% stock dividend declared June 25, 2002, to shareholders of record July 16, 2002, payable August 6, 2002.
The accompanying notes are an integral part of these consolidated financial statements.

FIRST KEYSTONE CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 and 2001

	Common Stock	Surplus	Comprehensive Income	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance At December 31, 2000	$5,867,454	$ 9,761,066		$23,311,355	$ 814,443	$ (3,096,681)	$36,657,637
Comprehensive Income:							
Net income			$ 5,433,401	5,433,401			5,433,401
Change in net unrealized gain (loss) on investment securities available-for-sale, net of reclassification adjustment and tax effects			(99,842)		(99,842)		(99,842)
Total comprehensive income			$ 5,333,559				
Cash dividends - $.77 per share				(2,295,319)			(2,295,319)
Balance At December 31, 2001	$5,867,454	$ 9,761,066		$26,449,437	$ 714,601	$ (3,096,681)	$39,695,877
Comprehensive Income:							
Net income			$ 6,587,149	6,587,149			6,587,149
Change in net unrealized gain (loss) on investment securities available-for-sale, net of reclassification adjustment and tax effects			5,829,380		5,829,380		5,829,380
Total comprehensive income			$12,416,529				
5% stock dividend	282,906	2,829,060		(3,111,966)			
Dividends paid in lieu of fractional shares				(4,725)			(4,725)
Purchase of 20,181 shares of treasury stock						(503,707)	(503,707)
Issuance of 1,000 shares of treasury stock upon exercise of employee stock options		(6,500)				23,500	17,000
Cash dividends - $.85 per share				(2,524,933)			(2,524,933)
Balance At December 31, 2002	$6,150,360	$12,583,626		$27,394,962	$ 6,543,981	$ (3,576,888)	$49,096,041
Comprehensive Income:							
Net income			$ 7,316,992	7,316,992			7,316,992
Change in net unrealized gain (loss) on investment securities available-for-sale, net of reclassification adjustment and tax effects			(1,055,441)		(1,055,441)		(1,055,441)
Total comprehensive income			$ 6,261,551				
Purchase of 41,987 shares of treasury stock						(1,373,818)	(1,373,818)
Issuance of 2,027 shares of common stock under dividend reinvestment	4,054	48,182					52,236
Issuance of 8,568 shares of treasury stock upon exercise of employee stock options		(144,655)				295,467	150,812
Recognition of stock option expense		48,131					48,131
Cash dividends - $.98 per share				(2,883,612)			(2,883,612)
Balance At December 31, 2003	$6,154,414	$12,535,284		$31,828,342	$ 5,488,540	$ (4,655,239)	$51,351,341

The accompanying notes are an integral part of these consolidated financial statements.

FIRST KEYSTONE CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 and 2001

	2003	2002	2001
OPERATING ACTIVITIES			
Net income	$ 7,316,992	$ 6,587,149	$ 5,433,401
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	500,000	550,000	610,000
Depreciation and amortization	491,252	446,313	384,925
Stock option expense	48,131	-	-
Premium amortization on investment securities	1,128,135	556,617	325,036
Discount accretion on investment securities	(450,477)	(567,358)	(950,450)
Deferred income tax benefit	(116,156)	(79,854)	(105,349)
Gain on sale of mortgage loans	(234,328)	(228,194)	(184,013)
Proceeds from sale of mortgage loans originated for resale	14,799,725	8,322,360	9,373,829
Originations of mortgage loans held for resale	(17,377,134)	(10,522,610)	(6,034,088)
Gain on sales of investment securities	(298,975)	(28,647)	(278,474)
Loss on sale of foreclosed real estate	14,576	5,000	54,808
(Increase) decrease in accrued interest receivable	197,598	(75,048)	(502,812)
Increase in cash surrender value of bank owned life insurance	(484,895)	(102,069)	-
Increase in other assets - net	(156,752)	(304,251)	(422,755)
Increase (decrease) in accrued interest and other expenses	15,972	(434,325)	(148,448)
Increase (decrease) in other liabilities - net	(214,127)	127,932	111,637
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 5,179,537	$ 4,253,015	$ 7,667,247
INVESTING ACTIVITIES			
Proceeds from sales of investment securities available-for-sale	$ 38,223,301	$ 46,732,078	$ 34,689,482
Proceeds from maturities and redemptions of investment securities available-for-sale	47,827,995	27,014,603	45,400,938
Purchases of investment securities available-for-sale	(104,588,270)	(96,557,845)	(108,563,617)
Proceeds from maturities and redemption of investment securities held-to-maturity	1,097,462	1,035,535	1,580,584
Purchases of investment securities held-to-maturity	-	(982,690)	-
Net increase in loans	(25,022,633)	(1,192,549)	(11,688,658)
Purchases of premises and equipment	(1,153,944)	(545,291)	(89,699)
Proceeds from sale of foreclosed real estate	113,683	100,000	473,901
Purchase of bank owned life insurance policies	-	(10,000,000)	-
Pre-settlement advance on acquisition of branch	8,714,900	-	-
NET CASH (USED IN) INVESTING ACTIVITIES	$ (34,787,506)	$ (34,396,159)	$ (38,197,069)
FINANCING ACTIVITIES			
Net increase in deposits	$ 12,274,872	$ 36,064,455	$ 23,207,813
Net increase (decrease) in short-term borrowings	2,677,247	(2,499,219)	3,006,709
Proceeds from long-term borrowings	18,695,000	8,000,000	11,000,000
Repayment of long-term borrowings	(1,500,000)	(7,500,000)	(7,000,000)
Dividends paid in lieu of fractional shares	-	(4,725)	-
Proceeds from issuance of common stock	52,236	-	-
Proceeds from sale of treasury stock	150,812	17,000	-
Acquisition of treasury stock	(1,373,818)	(503,707)	-
Cash dividends paid	(2,883,612)	(2,524,933)	(2,295,319)
NET CASH PROVIDED BY FINANCING ACTIVITIES	$ 28,092,737	$ 31,048,871	$ 27,919,203
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ (1,515,232)	$ 905,727	$ (2,610,619)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	7,456,064	6,550,337	9,160,956
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 5,940,832	$ 7,456,064	$ 6,550,337

The accompanying notes are an integral part of these consolidated financial statements

FIRST KEYSTONE CORPORATION AND SUBSIDIARY

Notes to Consolidated Financial Statements for Years Ended December 31, 2003, 2002 and 2001

Note 1 — Summary of Significant Accounting Policies

The accounting policies of First Keystone Corporation and Subsidiary (the "Corporation") are in accordance with accounting principles generally accepted in the United States of America and conform to common practices within the banking industry. The more significant policies follow:

Principles of Consolidation

The consolidated financial statements include the accounts of First Keystone Corporation and its wholly-owned Subsidiary, The First National Bank of Berwick (the "Bank"). All significant inter-company balances and transactions have been eliminated in consolidation.

Nature of Operations

The Corporation, headquartered in Berwick, Pennsylvania, provides a full range of banking, trust and related services through its wholly owned Bank subsidiary and is subject to competition from other financial institutions in connection with these services. The Bank serves a customer base which includes individuals, businesses, public and institutional customers primarily located in the Northeast Region of Pennsylvania. The Bank has ten full service offices and 14 ATMs located in Columbia, Luzerne and Montour Counties. The Corporation and its subsidiary must also adhere to certain federal banking laws and regulations and are subject to periodic examinations made by various federal agencies.

Segment Reporting

The Corporation's banking subsidiary acts as an independent community financial services provider, and offers traditional banking and related financial services to individual, business and government customers. Through its branch and automated teller machine network, the Bank offers a full array of commercial and retail financial services, including the taking of time, savings and demand deposits; the making of commercial, consumer and mortgage loans; and the providing of other financial services. The Bank also performs personal, corporate, pension and fiduciary services through its Trust Department.

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial, retail, trust and mortgage banking operations of the Corporation. Currently, management measures the performance and allocates the resources of First Keystone Corporation as a single segment.

Use of Estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of these consolidated financial statements and the reported amounts of income and expenses during the reporting periods. Actual results could differ from those estimates.

Investment Securities

The Corporation classifies its investment securities as either "Held-to-Maturity" or "Available-for-Sale" at the time of purchase. Debt securities are classified as Held-to-Maturity when the Corporation has the ability and positive intent to hold the securities to maturity. Investment securities Held-to-Maturity are carried at cost adjusted for amortization of premium and accretion of discount to maturity.

Debt securities not classified as Held-to-Maturity and equity securities are included in the Available-for-Sale category and are carried at fair value. The amount of any unrealized gain or loss, net of the effect of deferred income taxes, is reported as other comprehensive income (loss) in the Consolidated Statement of Stockholders' Equity. Management's decision to sell Available-for-Sale securities is based on changes in economic conditions controlling the sources and applications of funds, terms, availability of and yield of alternative investments, interest rate risk and the need for liquidity.

The cost of debt securities classified as Held-to-Maturity or Available-for-Sale is adjusted for amortization of premiums and accretion of discounts to expected maturity. Such amortization and accretion, as well as interest and dividends is included in interest income from investments. Realized gains and losses are included in net investment securities gains. The cost of investment securities sold, redeemed or matured is based on the specific identification method.

Loans

Loans are stated at their outstanding unpaid principal balances, net of deferred fees or costs, unearned income and the allowance for loan losses. Interest on installment loans is recognized as income over the term of each loan, generally, by the "actuarial method". Interest on all other loans is primarily recognized based upon the principal amount outstanding on an actual day basis. Loan origination fees and certain direct loan origination costs have been deferred with the net amount amortized using the interest method over the contractual life of the related loans as an interest yield adjustment.

Mortgage loans held for resale are carried at the lower of cost or market on an aggregate basis. These loans are sold without recourse to the Corporation.

Past-Due Loans — Generally, a loan is considered to be past-due when scheduled loan payments are in arrears 15 days or more. Delinquent notices are generated automatically when a loan is 15 days past-due, depending on the type of loan. Collection efforts continue on loans past-due beyond 60 days that have not been satisfied, when it is believed that some chance exists for improvement in the status of the loan. Past-due loans are continually evaluated with the determination for charge-off being made when no reasonable chance remains that the status of the loan can be improved.

Non-Accrual Loans — Generally, a loan is classified as non-accrual and the accrual of interest on such a loan is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan currently is performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on non-accrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Certain non-accrual loans may continue to perform, that is, payments are still being received. Generally, the payments are applied to principal. These loans remain under constant scrutiny and if performance continues, interest income may be recorded on a cash basis based on management's judgement as to collectibility of principal.

Allowance for Loan Losses — The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses and subsequent recoveries, if any, are credited to the allowance.

A principal factor in estimating the allowance for loan losses is the measurement of impaired loans. A loan is considered impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the contractual terms of the loan agreement. Under current accounting standards, the allowance for loan losses related to impaired loans is based on discounted cash flows using the effective interest rate of the loan or the fair value of the collateral for certain collateral dependent loans.

The allowance for loan losses is maintained at a level estimated by management to be adequate to absorb potential loan losses. Management's periodic evaluation of the adequacy of the allowance for loan losses is based on the Corporation's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change.

Derivatives

The Bank has outstanding loan commitments that relate to the origination of mortgage loans that will be held for resale. Pursuant to Statement of Financial Accounting Standards (SFAS) No. 133 "Accounting for Derivative Instruments and Hedging Activities" as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" and the guidance contained within the Derivatives Implementation Group Statement 133 Implementation Issue No. C 13, the Bank has accounted for such loan commitments as derivative instruments. The effective date of the implementation guidance is the first day of the first fiscal quarter beginning after April 10, 2002. The outstanding loan commitments in this category did not give rise to any losses for the years ended December 31, 2003 and 2002, as the fair market value of each outstanding loan commitment exceeded the Bank's cost basis in each outstanding loan commitment.

Premises and Equipment

Premises, improvements and equipment are stated at cost less accumulated depreciation computed principally on the straight-line method over the estimated useful lives of the assets. Long-lived assets are reviewed for impairment whenever events or changes in business circumstances indicate that the carrying value may not be recovered. Maintenance and minor repairs are charged to operations as incurred. The cost and accumulated depreciation of the premises and equipment retired or sold are eliminated from the property accounts at the time of retirement or sale, and the resulting gain or loss is reflected in current operations.

Mortgage Servicing Rights

The Corporation originates and sells real estate loans to investors in the secondary mortgage market. After the sale, the Corporation retains the right to service these loans. When originated mortgage loans are sold and servicing is retained, a servicing asset is capitalized based on relative fair value at the date of sale. Servicing assets are amortized as an offset to other fees in proportion to, and over the period of, estimated net servicing income. The unamortized cost is included in other assets in the accompanying consolidated balance sheet. The servicing rights are periodically evaluated for impairment based on their relative fair value.

Foreclosed Real Estate

Real estate properties acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value on the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell and is included in other assets. Revenues derived from and costs to maintain the assets and subsequent gains and losses on sales are included in other non-interest income and expense.

Bank Owned Life Insurance

The Corporation invests in Bank Owned Life Insurance (BOLI) with split dollar life provisions. Purchase of BOLI provides life insurance coverage on certain employees with the Corporation being owner and beneficiary of the policies.

Investments in Real Estate Ventures

The Bank is a limited partner in real estate ventures that own and operate affordable residential low-income housing apartment buildings for elderly residents. The investments are accounted for under the effective yield method under the Emerging Issues Task Force (EITF) 94-1 "Accounting for Tax Benefits Resulting from Investments in Affordable Housing Projects". Under the effective yield method, the Bank recognizes tax credits as they are allocated and amortizes the initial cost of the investment to provide a constant effective yield over the period that the tax credits are allocated to the Bank. Under this method, the tax credits allocated, net of any amortization of the investment in the limited partnerships, are recognized in the consolidated statements of income as a component of income tax expense. The amount of tax credits allocated to the Bank were $90,877, $80,865 and $26,674 in 2003, 2002 and 2001, respectively, and the amortization of the investments in the limited partnerships were $65,641, $55,263 and $18,081 in 2003, 2002 and 2001, respectively. The carrying value of the investments as of December 31, 2003, and 2002, was $882,494 and $562,021, respectively, and is carried in Other Assets in the accompanying consolidated balance sheets.

Income Taxes

The provision for income taxes is based on the results of operations, adjusted primarily for tax-exempt income. Certain items of income and expense are reported in different periods for financial reporting and tax return purposes. Deferred tax assets and liabilities are determined based on the differences between the consolidated financial statement and income tax bases of assets and liabilities measured by using the enacted tax rates and laws expected to be in effect when the timing differences are expected to reverse. Deferred tax expense or benefit is based on the difference between deferred tax asset or liability from period to period.

Stock Based Compensation

The Corporation had accounted for stock options and shares issued under the Stock Option Incentive Plan through December 31, 2002 in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees". Under this method no compensation expense is recognized for stock options when the exercise price equals the fair value of the options at the grant date. Under provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock Based Compensation", the fair value of a stock option is required to be recognized as compensation expense over the service period (generally the vesting period). As permitted under SFAS No. 123, "Accounting for Stock Based Compensation", the fair value of a stock option is required to be recognized as compensation expense over the service period (generally the vesting period). As permitted under SFAS No. 123 the Corporation had elected to continue to account for its stock option plan in accordance with APB No. 25.

As of the first quarter 2003, the Corporation adopted Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock Based Compensation - Transition and Disclosures - an amendment of FASB Statement No. 123". The Corporation elected to use the "prospective method" of accounting for stock options as allowed by the Standard. Accordingly, compensation expense was recognized in 2003 in the amount of $48,131 being the vested portion attributable to stock options granted in 2003 (See Note 18).

Per Share Data

Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share", requires dual presentation of basic and fully diluted earnings per share. Basic earnings per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding at the end of each period. Diluted earnings per share is calculated by increasing the denominator for the assumed conversion of all potentially dilutive securities. The Corporation's dilutive securities are limited to stock options.

Per share data has been adjusted retroactively for stock splits and stock dividends.

The reconciliation of the numerators and denominators of the basis and diluted earnings per share follows:

	Year Ended December 31, 2003		
	Net Income Numerators	Weighted Average Number of Shares Denominators	Per Share Amount
Net income	$7,316,992		
Basic earnings per share:			
Income available to common stockholders	$7,316,992	2,944,420	$2.48
Effect of dilutive securities:			
Stock options		7,981	
Diluted earnings per share:			
Income available to common stockholders	$7,316,992	2,952,401	$2.48

	Year Ended December 31, 2002		
	Net Income Numerators	Weighted Average Number of Shares Denominators	Per Share Amount
Net income	$6,587,149		
Basic earnings per share:			
Income available to common stockholders	$6,587,149	2,972,210	$2.22
Effect of dilutive securities:			
Stock options		2,541	
Diluted earnings per share:			
Income available to common stockholders	$6,587,149	2,974,751	$2.21

	Year Ended December 31, 2001		
	Net Income Numerators	Weighted Average Number of Shares Denominators	Per Share Amount
Net income	$5,433,401		
Basic earnings per share:			
Income available to common stockholders	$5,433,401	2,975,180	$1.83
Effect of dilutive securities:			
Stock options		0	
Diluted earnings per share:			
Income available to common stockholders	$5,433,401	2,975,180	$1.83

Cash Flow Information

For purposes of reporting consolidated cash flows, cash and cash equivalents include cash on hand and due from other banks and interest bearing deposits in other banks. The Corporation considers cash classified as interest bearing deposits with other banks as a cash equivalent since they are represented by cash accounts essentially on a demand basis.

Interest paid on deposits and other borrowings was $10,263,061, $11,456,466 and $14,904,607 in 2003, 2002 and 2001, respectively. Cash payments for income taxes were $1,767,725, $2,263,801 and $1,442,884 for 2003, 2002 and 2001, respectively. The Corporation transferred loans to foreclosed assets held for sale in the amounts of $128,258, $30,000 and $590,375 in 2003, 2002 and 2001, respectively.

Trust Assets and Income

Property held by the Corporation in a fiduciary or agency capacity for its customers is not included in the accompanying consolidated financial statements since such items are not assets of the Corporation. Trust Department income is generally recognized on a cash basis and is not materially different than if it were reported on an accrual basis.

Recent Accounting Pronouncements

In November 2002, the Financial Accounting Standards Board (FASB) issued Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This interpretation expands the disclosures to be made by a guarantor about its obligations under certain guarantees and requires the guarantor to recognize a liability in its financial statements for the obligation assumed under a guarantee. In general, FIN 45 applies to contracts of indemnification agreements that contingently require the guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability, or equity security of the guaranteed party. Certain guarantee contracts are excluded from both the disclosure and recognition requirements of this interpretation, while other guarantees are subject to just the disclosure requirements of FIN 45 but not to the recognition provisions. The disclosure requirements of FIN 45 were effective for the Corporation as of December 31, 2002 and require disclosure of the nature of the guarantee, the maximum potential amount of future payments the guarantor could be required to make under the guarantee, and the current amount of the liability, if any, for the guarantor's obligations under the guarantee. The recognition requirements of FIN 45 are applied prospectively to guarantees issued or modified after December 31, 2002. This standard did not have any impact on the Corporation's consolidated financial condition or results of operation.

In December 2002, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123", is generally effective for financial statements for fiscal years and interim periods beginning after December 31, 2002. The statement amends SFAS No. 123, "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. The statement also amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The Corporation has elected to adopt SFAS 148 for the first quarter 2003 using the "prospective method" of accounting for stock options as allowed for in the Standard.

In December 2002, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 149, "Amendments to SFAS 133 on Derivative Instruments and Hedging Activities" is generally effective for contracts entered into after June 30, 2003. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". The changes in this Statement improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. The changes will result in more consistent reporting of contracts as either derivatives or hybrid instruments. This standard does not have any impact on the Corporation's consolidated financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46 (FIN 46), which provides guidance on how to identify a variable interest entity (VIE) and determine when the assets, liabilities, noncontrolling interests, and results of operations of a VIE are to be included in an entity's consolidated financial statements. A VIE exists when either the total equity investment at risk is not sufficient to permit the entity to finance its activities by itself, or the equity investors lack one of three characteristics associated with owning a controlling financial interest. Those characteristics include the direct or indirect ability to make decisions about an entity's activities through voting rights or similar rights, the obligation to absorb the expected losses of an entity if they occur, or the right to receive the expected residual returns of the entity if they occur. This standard did not have any impact on the Corporation's consolidated financial position or results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 150 "Accounting for Certain Financial Instruments with characteristics of both Liabilities and Equity" is generally effective for financial instruments entered into or modified after May 31, 2003 and for contracts in existence at the start of the first interim period beginning after June 15, 2003. This Statement establishes new standards for classification, measurement and disclosure of certain types of financial instruments having characteristics of both liabilities and equity, including instruments that are mandatorily redeemable and that embody obligations requiring or permitting settlement by transferring assets or by issuing an entity's own shares. In December 2003, the

FASB deferred for an indefinite period the application of the guidance in SFAS 150 to noncontrolling interests that are classified as equity in the financial statements of a subsidiary but would be classified as a liability in the parent's financial statement's under SFAS 150. The deferral is limited to mandatorily redeemable noncontrolling interests associated with finite-lived subsidiaries. This standard does not have any impact on the Corporation's consolidated financial position or results of operations.

In December 2003, the Emerging Issues Task Force (EITF) issued EITF 03-1 "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" is generally effective for fiscal years ending after December 15, 2003 and addresses how to define an "other-than-temporary impairment" as well as its application to investments classified as either "available-for-sale" and "held-to-maturity" under SFAS 115. The EITF requires disclosure of securities in a continuous unrealized loss position to be stratified based on length of time those securities were carried in such a position (less than 12 months and 12 months more). Additional information is required to be disclosed to include the nature of the investment, the cause of the decline in value and the evidence considered in reaching the conclusions that the investment is not other-than-temporarily impaired. The disclosure is required for fiscal years ending after December 15, 2003. Comparative information for earlier periods is not required.

Advertising Costs

It is the Corporation's policy to expense advertising costs in the period in which they are incurred. Advertising expense for the years ended December 31, 2003, 2002 and 2001, was approximately $255,572, $218,977, and $141,258, respectively.

Reclassifications

Certain amounts in the consolidated financial statements of prior periods have been reclassified to conform with presentation used in the 2003 consolidated financial statements. Such reclassifications have no effect on the Corporation's consolidated financial condition or net income.

Note 2 — Restricted Cash Balances

The Bank is required to maintain certain average reserve balances as established by the Federal Reserve Bank. The amount of those reserve balances for the reserve computation period which included December 31, 2003, was $764,000, which was satisfied through the restriction of vault cash. In addition, the Bank maintains a clearing balance at the Federal Reserve Bank to offset specific charges for services. At December 31, 2003, the amount of this balance was $700,000.

Note 3 — Investment Securities

The amortized cost, related estimated fair value, and unrealized gains and losses for investment securities classified as "Available-For-Sale" or "Held-to-Maturity" were as follows at December 31, 2003 and 2002:

	Available-for-Sale Securities			
December 31, 2003:	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of U.S. Government Corporations and Agencies:				
Mortgage-backed	$ 94,357,473	$ 719,191	$ 628,725	$ 94,447,939
Other	5,997,600	49,463	7,843	6,039,220
Obligations of state and political subdivisions	73,690,568	5,199,017	179,185	78,710,400
Corporate securities	33,723,868	2,301,064	-	36,024,932
Marketable equity securities	4,652,645	1,378,112	377,451	5,653,306
Restricted equity securities	5,167,000	-	-	5,167,000
Total	$217,589,154	$9,646,847	$1,193,204	$226,042,797

December 31, 2003:	Held-to-Maturity Securities Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of U.S. Government Corporations and Agencies:				
Mortgage-backed	$ 3,152,908	$ 2,641	$ 31,198	$ 3,124,351
Obligations of state and political subdivisions	2,076,406	28,480	-	2,104,886
Total	$ 5,229,314	$ 31,121	$ 31,198	$ 5,229,237

December 31, 2002:	Available-for-Sale Securities Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of U.S. Government Corporations and Agencies:				
Mortgage-backed	$ 71,510,863	$ 1,677,919	$ 6,212	$ 73,182,570
Other	4,520,687	102,780	-	4,623,467
Obligations of state and political subdivisions	79,569,388	5,276,818	37,445	84,808,761
Corporate securities	36,191,874	2,254,868	1,093	38,445,649
Marketable equity securities	4,580,397	823,581	93,858	5,310,120
Restricted equity securities	3,452,100	-	-	3,452,100
Total	$199,825,309	$10,135,966	$ 138,608	$209,822,667

December 31, 2002:	Held-to-Maturity Securities Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Obligations of U.S. Government Corporations and Agencies:				
Mortgage-backed	$ 4,272,615	$ 2,143	$ 38,385	$ 4,236,373
Obligations of state and political subdivisions	1,659,716	29,120	-	1,688,836
Total	$ 5,932,331	$ 31,263	$ 38,385	$ 5,925,209

Securities Available-for-Sale with an aggregate fair value of $52,927,314 in 2003 and $59,575,229 in 2002; and securities Held-to-Maturity with an aggregate unamortized cost of $3,152,908 in 2003 and $5,942,622 in 2002, were pledged to secure public funds, trust funds, securities sold under agreements to repurchase, FHLB advances and other balances of $38,209,594 in 2003 and $37,693,072 in 2002 as required by law.

The amortized cost, estimated fair value and weighted average yield of debt securities, by contractual maturity, are shown below at December 31, 2003. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2003				
	U.S. Government Agency & Corporation Obligations[1]	Obligations of State & Political Subdivisions[2]	Marketable Equity Securities[3]	Restricted Equity Securities[3]	Corporate Securities
Available-For-Sale:					
Within 1 Year:					
Amortized cost	$ -	$ -	$ -	$ -	$1,006,750
Estimated fair value	-	-	-	-	1,013,917
Weighted average yield	-	-	-	-	3.91%
1 - 5 Years:					
Amortized cost	11,116,597	2,057,554	-	-	27,653,136
Estimated fair value	11,100,992	2,203,605	-	-	29,519,308
Weighted average yield	3.51%	5.24%	-	-	6.14%
5 - 10 Years:					
Amortized cost	40,373,443	6,949,791	-	-	3,958,624
Estimated fair value	40,178,530	7,455,483	-	-	4,314,302
Weighted average yield	3.61%	6.21%	-	-	6.15%
After 10 Years:					
Amortized cost	48,865,033	64,683,223	4,652,645	5,167,000	1,105,358
Estimated fair value	49,207,637	69,051,312	5,653,306	5,167,000	1,177,405
Weighted average yield	4.58%	7.40%	4.50%	2.11%	5.94%
Total:					
Amortized cost	$100,355,073	$73,690,568	$4,652,645	$5,167,000	$33,723,868
Estimated fair value	100,487,159	78,710,400	5,653,306	5,167,000	36,024,932
Weighted average yield	4.07%	7.23%	4.50%	2.11%	6.07%

[1]Mortgage-backed securities are allocated for maturity reporting at their original maturity date.

[2]Average yields on tax-exempt obligations of state and political subdivisions have been computed on a tax-equivalent basis using a 34% tax rate.

[3]Marketable equity securities and restricted equity securities are not considered to have defined maturities and are included in the after ten year category.

	December 31, 2003				
	U.S. Government Agency & Corporation Obligations[1]	Obligations of State & Political Subdivisions[2]	Marketable Equity Securities[3]	Restricted Equity Securities[3]	Corporate Securities
Held-To-Maturity:					
Within 1 Year:					
Amortized cost	$ -	$ -	$ -	$ -	$ -
Estimated fair value	-	-	-	-	-
Weighted average yield	-	-	-	-	-
1 - 5 Years:					
Amortized cost	-	-	-	-	-
Estimated fair value	-	-	-	-	-
Weighted average yield	-	-	-	-	-
5 - 10 Years:					
Amortized cost	-	715,155	-	-	-
Estimated fair value	-	717,940	-	-	-
Weighted average yield	-	5.06%	-	-	-
After 10 Years:					
Amortized cost	3,152,908	1,361,251	-	-	-
Estimated fair value	3,124,351	1,386,946	-	-	-
Weighted average yield	3.23%	6.71%	-	-	-
Total:					
Amortized cost	$3,152,908	$2,076,406	$ -	$ -	$ -
Estimated fair value	3,124,351	2,104,886	-	-	-
Weighted average yield	3.23%	6.15%	-	-	-

[1]Mortgage-backed securities are allocated for maturity reporting at their original maturity date.
[2]Average yields on tax-exempt obligations of state and political subdivisions have been computed on a tax-equivalent basis using a 34% tax rate.
[3]Marketable equity securities and restricted equity securities are not considered to have defined maturities and are included in the after ten year category.

Restricted equity securities consist of stock in the Federal Home Loan Bank of Pittsburgh (FHLB), Federal Reserve Bank (FRB) and Atlantic Central Bankers Bank (ACBB) and do not have a readily determinable fair value for purposes of SFAS No. 115, because their ownership is restricted and they can be sold back only to the FHLB, FRB, ACBB or to another member institution. Therefore, these securities are classified as restricted equity investment securities, carried at cost, and evaluated for impairment.

There were no aggregate investments with a single issuer (excluding the U.S. Government and its agencies) which exceeded ten percent of consolidated shareholders' equity at December 31, 2003. The quality rating of all obligations of state and political subdivisions are "A" or higher, as rated by Moody's or Standard and Poors. The only exceptions are local issues which are not rated, but are secured by the full faith and credit obligations of the communities that issued these securities. All of the state and political subdivision investments are actively traded in a liquid market.

Proceeds from sale of investments in Available-for-Sale debt and equity securities during 2003, 2002, and 2001 were $38,223,301, $46,732,078, and $34,689,482, respectively. Gross gains realized on these sales were $734,587, $574,090, and $570,162, respectively. Gross losses on these sales were $435,612, $545,443, and $291,688, respectively.

There were no proceeds from the sale of investments in Held-To-Maturity debt and equity securities during 2003, 2002 and 2001.

In accordance with disclosures required by EITF No. 03-1, the summary below shows the gross unrealized losses and fair value of the Bank's investments, aggregated by investment category, that individual securities have been in a continuous unrealized loss position for less than 12 months or more than 12 months as of December 31, 2003:

	Less Than 12 Months		12 Months or More		Total	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Direct obligations of the U.S. Government	$ 1,002,260	$ 7,843	$ -	$ -	$ 1,002,260	$ 7,843
Federal Agency Mortgage Backed Securities	56,958,222	634,739	1,655,470	25,183	58,613,692	659,922
Municipal Bonds	3,338,162	179,185	-	-	3,338,162	179,185
Equity Securities	1,768,614	106,848	1,229,396	270,604	2,998,010	377,452
	$63,067,258	$928,615	$2,884,866	$295,787	$65,952,124	$1,224,402

The Corporation invests in various forms of agency debt including mortgage backed securities and callable debt. The mortgage backed securities are issued by FHLMC (Federal Home Loan Mortgage Corporation) of FNMA (Federal National Mortgage Association). The municipal securities consist of general obligations and revenue bonds. The equity securities consist of FHLMC preferred stocks. The fair market value of the above securities is influenced by market interest rates, prepayment speeds on mortgage securities, bid to offer spreads in the market place and credit premiums for various types of agency debt. These factors change continuously and therefore the market value of these securities may be higher or lower that the Corporation's carrying value at any measurement date. Management does not believe any individual unrealized loss as of December 31, 2003 represents an other-than-temporary impairment. The Corporation has the ability to hold the securities contained in the above table for a time necessary to recover the cost.

Note 4 — Loans

Major classifications of loans at December 31, 2003 and 2002 consisted of:

	2003	2002
Commercial, Financial, and Agricultural	$ 33,889,532	$ 23,638,919
Tax-exempt	3,930,464	4,393,344
Real estate mortgage - Held for sale	7,855,461	4,897,339
Real estate mortgage - Other	161,999,169	145,599,828
Consumer	25,625,926	28,639,586
Gross loans	$233,300,552	$207,169,016
Add (deduct): Unearned discount	(4,436,089)	(5,777,975)
Net deferred loan fees and costs	208,840	126,451
Loans, net of unearned income	$229,073,303	$201,517,492

Changes in the allowance for loan losses for the years ended December 31, 2003, 2002 and 2001, were as follows:

	2003	2002	2001
Balance, January 1	$ 3,174,616	$ 2,922,405	$ 2,702,313
Provision charged to operations	500,000	550,000	610,000
Loans charged off	(198,021)	(402,112)	(458,242)
Recoveries	47,720	104,323	68,334
Balance, December 31	$ 3,524,315	$ 3,174,616	$ 2,922,405

Non-accrual loans at December 31, 2003, 2002 and 2001 were $735,235, $457,565 and $1,101,736, respectively. The gross interest that would have been recorded if these loans had been current in accordance with their original terms and the amounts actually recorded in income were as follows:

	2003	2002	2001
Gross interest due under terms	$60,778	$38,956	$93,258
Amount included in income	(37,669)	(19,179)	(72,382)
Interest income not recognized	$23,109	$19,777	$20,876

At December 31, 2003, 2002 and 2001 the recorded investment in loans that are considered to be impaired as defined by SFAS No. 114 was $113,913, $35,565, and $85,471, respectively. No additional charge to operations was required to provide for the impaired loans since the total allowance for loan losses is estimated by management to be adequate to provide for the loan loss allowance required by SFAS No. 114 along with any other potential losses. The average recorded investment in impaired loans during the year ended December 31, 2003, 2002 and 2001 was approximately $59,507, $109,201, and $124,000, respectively.

Loans past-due 90 days or more and still accruing interest were $33,169 at December 31, 2003 and zero at December 31, 2002, as presented in accordance with AICPA Statement of Position 01-6, "Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others", effective for fiscal years beginning after December 15, 2001.

At December 31, 2003, there were no significant commitments to lend additional funds with respect to non-accrual and restructured loans.

Note 5 — Mortgage Servicing Rights

The mortgage loans sold serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of mortgage loans serviced for others were $26,809,194 and $23,141,951 at December 31, 2003 and 2002, respectively. The balances of amortized capitalized mortgage servicing rights, net of valuation allowances, included in other assets at December 31, 2003 and 2002, were $201,816 and $218,897, respectively. A valuation allowance is provided when the carrying amount exceeds fair value determined by using a discount rate of 6% and average lives of generally 3 to 6 years depending on loan rates.

The following summarizes mortgage servicing rights capitalized and amortized along with the aggregate activity in the related valuation allowances:

	2003	2002	2001
Balance, January 1	$218,897	$187,435	$124,340
Servicing asset additions	130,232	74,704	88,996
Amortization	(94,420)	(43,242)	(25,901)
Balance, December 31	$254,709	$218,897	$187,435
Valuation Allowances:			
Balance, January 1	$ -	$ -	$ -
Additions	52,893	-	-
Reductions	-	-	-
Writedowns	-	-	-
Balance, December 31	$ 52,893	$ -	$ -
Net Mortgage Servicing Rights	$201,816	$218,897	$187,435

Custodial escrow balances maintained in connection with the foregoing loan servicing, and included in demand deposits, were approximately $10,905 and $20,250 at December 31, 2003 and 2002, respectively.

Note 6 — Premises and Equipment

A summary of premises and equipment at December 31, 2003 and 2002 follows:

	2003	2002
Land	$ 991,772	$ 876,526
Buildings	2,722,099	2,722,099
Leasehold improvements	291,494	289,759
Equipment	4,741,330	4,356,353
Construction and equipment in progress	644,716	9,900
	9,391,411	8,254,637
Less: Accumulated depreciation	5,233,571	4,825,130
Total	$ 4,157,840	$ 3,429,507

Depreciation amounted to $425,611 for 2003, $391,050 for 2002, and $384,925 for 2001.

Construction in progress at December 31, 2003 consisted of costs incurred in the construction of a new branch facility in Scott Township that will replace the existing leased facility in that locale. This new branch facility is expected to be open in the first half of 2004.

In January 2004, certain premises and equipment of the branch of another financial institution located in Danville, Pennsylvania, were acquired (See Note 12). Estimated costs to be incurred in 2004 to complete these two projects will approximated $1,525,000.

Note 7 — Deposits

Major classifications of deposits at December 31, 2003 and 2002 consisted of:

	2003	2002
Demand - non-interest bearing	$ 30,052,477	$ 30,056,766
Demand - interest bearing	61,493,597	49,158,732
Savings	69,386,005	71,629,153
Time, $100,000 and over	36,355,637	42,675,023
Other time	145,732,434	137,225,604
Total deposits	$ 343,020,150	$ 330,745,278

The following is a schedule reflecting classification and remaining maturities of time deposits of $100,000 and over at December 31, 2003:

2004	$22,485,967
2005	4,526,913
2006	1,604,978
2007	5,470,486
2008	2,267,293
	$36,355,637

Interest expense related to time deposits of $100,000 or more was $1,226,635 in 2003, $1,374,694 in 2002, and $2,361,108 in 2001.

In January 2004, approximately $10,350,000 of deposit accounts were assumed from the branch of another financial institution (See Note 12).

Note 8 — Short-Term Borrowings

Federal funds purchased, securities sold under agreements to repurchase and Federal Home Loan Bank advances generally represent overnight or less than 30-day borrowings. U.S. Treasury tax and loan notes for collections made by the Bank are payable on demand. Short-term borrowings consisted of the following at December 31, 2003, and 2002:

	2003			
	Ending Balance	Average Balance	Maximum Month End Balance	Average Rate
Federal funds purchased and securities sold under agreements to repurchase	$ 6,457,834	$ 6,016,022	$ 6,760,603	1.50%
Federal Home Loan Bank	4,575,000	3,953,598	18,000,000	1.23%
U.S. Treasury tax and loan notes	711,558	467,883	2,000,000	.83%
Total	$11,744,392	$10,437,503	$26,760,603	1.19%

	2002			
	Ending Balance	Average Balance	Maximum Month End Balance	Average Rate
Federal funds purchased and securities sold under agreements to repurchase	$5,567,145	$6,357,032	$ 7,779,266	1.91%
Federal Home Loan Bank	1,500,000	819,477	4,150,000	1.96%
U.S. Treasury tax and loan notes	2,000,000	559,068	2,004,036	1.62%
Total	$9,067,145	$7,735,577	$13,933,302	1.90%

Note 9 — Long-Term Borrowings

Long-term borrowings are comprised of advances from the Federal Home Loan Bank (FHLB). Under terms of a blanket agreement, collateral for the loans are secured by certain qualifying assets of the Corporation's banking subsidiary. The principal assets are real estate mortgages with a carrying value of $206,564,000 and certain investment securities with a carrying value of $88,985,000 at December 31, 2003.

A schedule of long-term borrowings by maturity as of December 31, 2003 and 2002 follows:

	2003	2002
Due 2003, 6.79%	$ -	$ 1,500,000
Due 2004, 1.25% to 1.36%	3,535,000	-
Due 2005, 1.83% to 6.49%	9,375,000	5,000,000
Due 2006, 2.46% to 3.12%	6,500,000	3,000,000
Due 2007, 3.09% to 3.21%	3,255,000	-
Due 2008, 3.54% to 5.48%	7,030,000	3,000,000
Due 2010, 5.45% to 6.76%	15,500,000	15,500,000
Due 2011, 4.23% to 5.03%	9,000,000	9,000,000
Due 2012, 4.77%	5,000,000	5,000,000
Due 2014, 5.41%	3,750,000	3,750,000
	$ 62,945,000	$ 45,750,000

Note 10 — Income Taxes

The current and deferred components of the income tax provision (benefit) consisted of the following:

	2003	2002	2001
Federal			
Current	$ 2,066,309	$ 1,936,447	$1,592,729
Deferred (benefit)	(114,684)	(79,854)	(105,349)
	$ 1,951,625	$ 1,856,593	$1,487,380
State			
Current	$ -	$ 10	$ 6,065
Deferred (benefit)	(1,472)	-	-
	$ (1,472)	$ 10	$ 6,065
Total provision for income taxes	$ 1,950,153	$ 1,856,603	$1,493,445

The following is a reconciliation between the actual provision for federal income taxes and the amount of federal income taxes which would have been provided at the statutory rate of 34%:

	2003		2002		2001	
	Amount	Rate	Amount	Rate	Amount	Rate
Provision at statutory rate	$3,150,829	34.0%	$2,870,876	34.0%	$2,355,128	34.0%
Tax-exempt income	(1,049,977)	(11.3)	(994,782)	(11.8)	(952,900)	(13.8)
Non-deductible expenses	112,954	1.2	112,500	1.3	141,425	2.1
Tax credit from limited partnership						
Less amortization - net	(48,976)	(.5)	(44,391)	(.5)	(14,741)	(.2)
Bank owned life insurance income - net	(164,864)	(1.8)	(32,734)	(.4)	1,952	-
Other, net	(48,341)	(.5)	(54,876)	(.6)	(43,484)	(.6)
Applicable federal income tax and rate	$1,951,625	21.1%	$1,856,593	22.0%	$1,487,380	21.5%

Total federal income tax attributable to realized security gains and losses was $101,652 in 2003, $9,740 in 2002 and $94,681 in 2001.

The deferred tax assets and liabilities resulting from temporary timing differences have been netted to reflect a net deferred tax asset (liability) included in other assets or other liabilities in these consolidated financial statements. The components of the net deferred tax asset (liability) at December 31, 2003, 2002 and 2001, are as follows:

	2003	2002	2001
Deferred Tax Assets:			
Allowance for loan losses	$ 1,051,363	$ 932,466	$ 846,714
Deferred compensation	203,310	177,098	141,022
Contributions	-	3,197	6,133
Non-accrual interest	6,360	5,229	3,209
Mortgage servicing rights	7,653	-	-
State tax net operating loss	1,472	-	-
Limited partnership	20,509	9,095	-
Total	$ 1,290,667	$ 1,127,085	$ 997,078
Deferred Tax Liabilities:			
Loan fees and costs	$ (222,059)	$ (210,290)	$ (209,338)
Depreciation	(272,744)	(249,937)	(237,699)
Accretion	(121,042)	(98,809)	(62,260)
Mortgage servicing rights	-	(9,382)	(6,788)
Limited partnership	-	-	(2,181)
Unrealized investment securities gains	(2,965,103)	(3,453,378)	(432,698)
Total	$ (3,580,948)	$ (4,021,796)	$ (950,964)
Net Deferred Tax Asset (Liability)	$ (2,290,281)	$ (2,894,711)	$ 46,114

It is anticipated that all deferred tax assets are to be realized and accordingly, no valuation allowance has been provided.

The Corporation and its subsidiary file a consolidated federal income tax return. The parent company is also required to file a separate state income tax return and has available a state operating loss carry forward in the amount of $14,738 that expires in 2023.

Note 11 — Employee Benefit Plans and Deferred Compensation Agreements

The Corporation maintains a 401K Plan which has a combined tax qualified savings feature and profit sharing feature for the benefit of its employees. Under the savings feature, the Corporation matches 100% of the employee contribution up to 3% of compensation which amounted to $92,937, $91,532, and $87,136, in 2003, 2002 and 2001, respectively. Under the profit sharing feature, contributions, at the discretion of the Board of Directors are funded currently and amounted to $357,301, $350,894 and $212,421 in 2003, 2002 and 2001, respectively.

The Bank also has non-qualified deferred compensation agreements with three of its officers. These agreements are essentially unsecured promises by the Bank to make monthly payments to the officers over a twenty year period. Payments begin based upon specific criteria — generally, when the officer retires. To account for the cost of payments yet to be made in the future, the Bank recognizes an accrued liability in years prior to when payments begin based on the present value of those future payments. The Bank's accrued liability for these deferred compensation agreements as of December 31, 2003 and 2002, was $597,970 and $520,876, respectively. The related expense for these plans amounted to $82,094, $110,334 and $105,533 in 2003, 2002 and 2001, respectively.

Note 12 — Lease Commitments Contingencies and Commitments

The Corporation's banking subsidiary currently leases five branch banking facilities, as well as the operations center adjoining the main bank office, under operating leases. Rent expense for the existing facilities for the years ended December 31, 2003, 2002 and 2001 was $195,557, $151,207 and $141,110, respectively.

Minimum rental payments required under these operating leases are: 2004 - $156,558, 2005 - $110,113, 2006 - $90,619, 2007 - $92,006, 2008 - $93,441 and thereafter $737,038.

In the normal course of business, there are various pending legal actions and proceedings that are not reflected in the consolidated financial statements. Management does not believe the outcome of these actions and proceedings will have a material effect on the consolidated financial position of the Corporation.

During the third quarter of 2003, the Bank entered into an agreement to acquire certain fixed and operating assets and to assume deposit accounts of the branch of another financial institution located in Danville, Pennsylvania. In December 2003, the Bank received a pre-settlement advance on the acquisition of these branch assets and assumption of deposits in the amount of $8,714,900. In January 2004, the transaction was consummated and the Bank was required to expend approximately $408,000 to complete the acquisition.

Note 13 — Related Party Transactions

Certain directors and executive officers of First Keystone Corporation and its Subsidiary and companies in which they are principal owners (i.e., at least 10%) were indebted to the Corporation at December 31, 2003, 2002 and 2001. These loans were made on substantially the same terms and conditions, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated parties. The loans do not involve more than the normal risk of collectibility nor present other unfavorable features.

A summary of the activity on the related party loans, comprised of 6 directors and 4 executive officers and their related companies consists of the following:

	2003	2002	2001
Balance at January 1	$ 2,651,391	$ 3,005,435	$ 1,455,475
Additions	505,749	1,482,405	3,050,795
Deductions	(1,560,140)	(1,836,449)	(1,500,835)
Balance at December 31	$ 1,597,000	$ 2,651,391	$ 3,005,435

The above loans represent funds drawn and outstanding at the date of the accompanying consolidated financial statement. Commitments by the Bank to related parties on lines of credit and letters of credit for 2003, 2002 and 2001, presented an additional off-balance sheet risk to the extent of undisbursed funds in the amounts of $2,517,230, $2,308,737 and $4,334,140, respectively, on the above loans.

Note 14 — Regulatory Matters

Dividends are paid by the Corporation to shareholders which are mainly provided by dividends from the Bank. However, national banking laws place certain restrictions on the amount of cash dividends allowed to be paid by the Bank to the Corporation. Generally, the limitation provides that dividend payments may not exceed the Bank's current year's retained income plus retained net income for the preceding two years. Accordingly, in 2004, without prior regulatory approval, the Bank may declare dividends to the Corporation in the amount of $3,566,475 plus additional amounts equal to the net income earned in 2004 for the period January 1, 2004, through the date of declaration, less any dividends which may have already been paid in 2004. Regulations also limit the amount of loans and advances from the Bank to the Corporation to 10% of consolidated net assets.

The Corporation is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Corporation's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation must meet specific capital guidelines that involve quantitative measures of the Corporation's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Corporation's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk weightings and other factors. Management believes, as of December 31, 2003 and 2002, that the Corporation and the Bank met all capital adequacy requirements to which they are subject.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set fourth in the table below) of Total and Tier I Capital (as defined in the regulations) to Risk-Weighted Assets (as defined), and of Tier I Capital (as defined) to Average Assets (as defined).

As of December 31, 2003, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as Well Capitalized under the regulatory framework for prompt corrective action. To be categorized as Well Capitalized, the Bank must maintain minimum Total Risk-Based, Tier I Risked-Based and Tier I Leverage Ratios as set forth in the table. There are no conditions or events since the notification that management believes have changed the Bank's category.

(Amounts in thousands)	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2003:						
Total Capital (to Risk Weighted Assets)	$44,052	14.34%	$24,576	8.00%	$30,720	10.00%
Tier I Capital (to Risk Weighted Assets)	40,528	13.19%	12,288	4.00%	18,432	6.00%
Tier I Capital (to Average Assets)	40,528	8.74%	18,556	4.00%	23,196	5.00%
As of December 31, 2002:						
Total Capital (to Risk Weighted Assets)	$44,211	16.52%	$21,409	8.00%	$26,761	10.00%
Tier I Capital (to Risk Weighted Assets)	41,036	15.33%	10,704	4.00%	16,057	6.00%
Tier I Capital (to Average Assets)	41,036	9.96%	16,484	4.00%	21,605	5.00%

The Corporation's capital ratios are not materially different from those of the Bank.

Note 15 — Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Corporation is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments. The Corporation does not engage in trading activities with respect to any of its financial instruments with off-balance sheet risk.

The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments.

The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

The Corporation may require collateral or other security to support financial instruments with off-balance sheet credit risk.

The contract or notional amounts at December 31, 2003 and 2002 were as follows:

	2003	2002
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$25,203,634	$24,742,078
Financial standby letters of credit	$ 2,923,630	$ 3,242,509
Performance standby letters of credit	$ 655,913	$ 387,706

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses that may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the counter-party. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Corporation to guarantee payment to a third party when a customer either fails to repay an obligation or fails to perform some non-financial obligation. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Corporation may hold collateral to support standby letters of credit for which collateral is deemed necessary.

The Corporation grants commercial, agricultural, real estate mortgage and consumer loans to customers primarily in the counties of Columbia, Luzerne and Montour, Pennsylvania. The concentrations of credit by type of loan are set forth in Note 4, "Loans". It is management's opinion that the loan portfolio was well balanced and diversified at December 31, 2003, to the extent necessary to avoid any significant concentration of credit risk. However, its debtors ability to honor their contracts may be influenced by the region's economy.

Note 16 — Comprehensive Income

The components of other comprehensive income and related tax effects are as follows:

	Years Ended December 31,		
	2003	2002	2001
Unrealized holding gains (losses) on Available-for-Sale investment securities	$(1,842,691)	$ 8,878,707	$ (405,435)
Less reclassification adjustment for gains realized in income	298,975	28,647	278,474
Net unrealized gains (losses)	$(1,543,716)	$ 8,850,060	$ (126,961)
Tax effects	488,275	(3,020,680)	27,119
Net of tax amount	$(1,055,441)	$ 5,829,380	$ (99,842)

Note 17 — Stockholders' Equity

On June 25, 2002, the Board of Directors declared a 5% stock dividend payable August 6, 2002, to shareholders of record July 16, 2002. A total of 141,453 shares were issued as a result of this stock dividend, with a total value transferred from retained earnings of $3,111,966, including cash in lieu of fractional shares.

The Corporation also offers to its shareholders a Dividend Reinvestment and Stock Purchase Plan. First Keystone Corporation is authorized to issue up to 100,000 shares of its common stock under the plan. The plan provides First Keystone shareholders a convenient and economical way to purchase additional shares of common stock by reinvesting dividends. A plan participant can elect full dividend reinvestment or partial dividend reinvestment provided at least 25 shares are enrolled in the plan. In addition, plan participants may make additional voluntary cash purchases of common stock under the plan of not less than $100 per calendar quarter or more than $2,500 in any calendar quarter.

Shares of First Keystone common stock are purchased for the plan either in the open market by an independent broker on behalf of the plan, directly from First Keystone as original issue shares, or through negotiated transactions. A combination of the previous methods could also occur.

Participation in this plan by shareholders began in 2001. Shares issued under this plan were:

Year	Number of Shares
2001	3,260
2002	10,469
2003	8,000

Note 18 – Stock Options

On February 10, 1998, the Board of Directors adopted a stock option incentive plan and reserved 100,000 shares of common stock for issuance under the plan for certain employees of the Bank. Under the Plan, options are granted at fair market value and the time period during which any option granted may be exercised may not commence before six months or continue beyond the expiration of ten years after the option is awarded.

The Corporation had accounted for its stock option plan in accordance with APB Opinion No. 25, "Accounting for Stock Issued to Employees". No stock-based employee compensation cost is reflected in consolidated net income for the years ended December 31, 2002 and 2001, as all options under the stock option incentive plan had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2003 the Corporation adopted prospectively to all employee awards granted, modified or settled after January 1, 2003 the fair value recognition provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation" following the guidelines provided by FASB Statement No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure- An Amendment of FASB Statement No. 123". Awards under the Corporation's stock option incentive plan vest over a period of six months. Therefore, the cost related to the stock-based employee compensation included in the determination of consolidated net income for the year ended December 31, 2003 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of FASB Statement No. 123. The following table illustrates the effect on consolidated net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards each period.

	2003	2002	2001
Net income as reported	$ 7,316,992	$ 6,587,149	$ 5,433,401
Add: stock-based employee compensation expense included in reported net income net of related tax effect	48,131	-	-
Deduct: total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(75,669)	(27,538)	(22,218)
Pro forma net income	$ 7,289,454	$ 6,559,611	$ 5,411,183
Earnings Per Share:			
Basic- As Reported	$ 2.48	$ 2.22	$ 1.83
Basic- Pro Forma	$ 2.48	$ 2.21	$ 1.83
Diluted- As Reported	$ 2.48	$ 2.21	$ 1.83
Diluted- Pro Forma	$ 2.47	$ 2.20	$ 1.83

The fair value of each option grant is estimated on the date of grant using the Binomial Option Pricing Model derived from the Black-Scholes Option Pricing Model with the following weighed-average assumptions used for options granted in 2003 and 2002, respectively (no options were granted in 2001): dividend yield of 2.89% and 3.58%; expected volatility of 22.70% and 28.00%; risk-free interest rate of 4.24% and 3.69%; and an expected life of 10 years and 10 years.

Information about stock options outstanding at December 31, 2003, is summarized as follows:

	2003		2002		2001	
	Stock Options	Weighted Average Exercise Price	Stock Options	Weighted Average Exercise Price	Stock Options	Weighted Average Exercise Price
Balance at January 1	46,068	$23.93	34,750	$25.23	34,750	$25.23
Granted	11,000	33.25	12,750	23.75	-	-
Granted due to stock dividend	-	-	1,568	24.00	-	-
Exercised	(8,568)	17.60	(1,000)	17.00	-	-
Forfeited	(1,050)	28.45	(2,000)	29.88	-	-
Balance at December 31	47,450	$27.13	46,068	$23.93	34,750	$25.23
Exercisable at December 31	36,450	$25.29	33,318	$24.00	34,750	$25.23
Weighted average fair value of options granted during the year		$ 8.75		$ 6.55		N/A

Under the terms of the stock option incentive plan, the stock options including amendments as to price and terms were adjusted for the stock dividend in 2002 (See Note 17).

Exercise prices of options outstanding as of December 31, 2003, ranged from $16.19 to $33.25 per share. The weighted average remaining contracted life is approximately 7 years.

The following table summarizes information concerning the 1998 Employee Stock Option Plan at December 31, 2003.

	Options Outstanding			Options Exercisable	
Year	Number Outstanding*	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
1998	9,707	4.75	$31.90	9,707	31.90
1999	10,756	5.75	25.00	10,756	25.00
2000	4,837	6.75	16.19	4,837	16.19
2002	11,150	8.75	23.75	11,150	23.75
2003	11,000	9.75	33.25	-	-
	47,450	7.27	$27.13	36,450	$25.29

*As adjusted for stock dividend noted above.

Note 19 — Fair Values of Financial Instruments

Statement of Financial Accounting Standards (SFAS) No. 107, "Disclosures about Fair Value of Financial Instruments", requires disclosure of fair value information about financial instruments, whether or not required to be recognized in the consolidated balance sheet, for which it is practicable to estimate such fair value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Fair value estimates derived through these techniques cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments:

Cash and Due From Banks, Short-Term Investments, Accrued Interest Receivable and Accrued Interest Payable

The fair values are equal to the current carrying values.

Investment Securities

Fair values have been individually determined based on currently quoted market prices. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

Loans

Fair values are estimated for categories of loans with similar financial characteristics. Loans were segregated by type such as commercial, tax-exempt, real estate mortgages and consumer. For estimation purposes each loan category was further segmented into fixed and adjustable rate interest terms and also into performing and non-performing classifications.

The fair value of each category of performing loans is calculated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Fair value for non-performing loans is based on management's estimate of future cash flows discounted using a rate commensurate with the risk associated with the estimated future cash flows. The assumptions used by management are judgmentally determined using specific borrower information.

Cash Surrender Value of Bank Owned Life Insurance

Fair value is equal to the cash surrender value of life insurance policies.

Deposits

Under SFAS No. 107, the fair value of deposits with no stated maturity, such as Demand Deposits, Savings Accounts and Money Market Accounts is equal to the amount payable on demand at December 31, 2003, and 2002.

Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-Term and Long-Term Borrowings

The fair values of short-term and long-term borrowings are estimated using discounted cash flow analyses based on the Corporation's incremental borrowing rate for similar instruments.

Commitments to Extend Credit and Standby Letters of Credit

Management estimates that there are no material differences between the notional amount and the estimated fair value of those off-balance sheet items since they are primarily composed of unfunded loan commitments which are generally priced at market at the time of funding.

At December 31, 2003 and 2002, the carrying values and estimated fair values of financial instruments of the Corporation are presented in the table below:

	2003		2002	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
FINANCIAL ASSETS:				
Cash and due from banks	$ 5,912,709	$ 5,912,709	$ 7,396,004	$ 7,396,004
Short-term investments	28,123	28,123	60,060	60,060
Investment securities	231,272,111	228,616,816	215,754,998	220,775,066
Net loans	225,548,988	228,195,276	198,342,876	201,619,853
Accrued interest receivable	2,871,354	2,871,354	3,068,952	3,068,952
Cash Surrender Value of Life Insurance	10,586,964	10,586,964	10,102,069	10,102,069
FINANCIAL LIABILITIES:				
Deposits	343,020,150	345,209,011	330,745,278	331,708,248
Short-term borrowings	11,744,392	11,740,681	9,067,145	9,065,644
Long-term borrowings	62,945,000	69,358,038	45,750,000	52,186,009
Accrued interest payable	889,953	889,953	952,459	952,459
OFF-BALANCE SHEET FINANCIAL INSTRUMENTS:				
Commitments to extend credit		25,203,634		24,742,078
Financial standby letters of credit		2,923,630		3,242,509
Performance standby letters of credit		655,913		387,706

Note 20 — Parent Company Financial Information

Condensed financial information for First Keystone Corporation (parent company only) was as follows:

BALANCE SHEETS

	December 31 2003	December 31 2002
ASSETS		
Cash in subsidiary bank	$ 3,616,509	$ 495,051
Investment in subsidiary bank	45,595,222	47,205,639
Investment in other equity securities	2,655,296	2,001,070
Prepayments and other assets	5,732	239,594
Advance to subsidiary bank	39,311	-
TOTAL ASSETS	$51,912,070	$49,941,354
LIABILITIES		
Accrued expenses and other liabilities	$ 560,729	$ 598,539
Advance from subsidiary bank	-	246,774
TOTAL LIABILITIES	$ 560,729	$ 845,313
STOCKHOLDERS' EQUITY		
Preferred stock	$ -	$ -
Common stock	6,154,414	6,150,360
Surplus	12,535,284	12,583,626
Retained earnings	31,828,342	27,394,962
Accumulated other comprehensive income	5,488,540	6,543,981
Treasury stock, at cost	(4,655,239)	(3,576,888)
TOTAL STOCKHOLDERS' EQUITY	$51,351,341	$49,096,041
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$51,912,070	$49,941,354

STATEMENTS OF INCOME

	Year Ended December 31 2003	2002	2001
INCOME			
Dividends from Subsidiary Bank	$7,510,341	$2,757,703	$2,376,319
Dividends - other	57,460	53,715	49,598
Securities gains	-	17,160	89,048
Interest	19,900	7,972	9,000
TOTAL INCOME	$7,587,701	$2,836,550	$2,523,965
Operating Expenses	51,882	41,145	52,219
Income Before Taxes and Equity in Undistributed Net Income of Subsidiary	$7,535,819	$2,795,405	$2,471,746
Income tax expense (benefit)	(6,483)	41	24,644
Income Before Equity in Undistributed Net Income of Subsidiary	$7,542,302	$2,795,364	$2,447,102
Equity in (excess of) undistributed net income of Subsidiary	(225,310)	3,791,785	2,986,299
NET INCOME	$7,316,992	$6,587,149	$5,433,401

STATEMENTS OF CASH FLOWS

	Year Ended December 31		
	2003	2002	2001
OPERATING ACTIVITIES			
Net income	$ 7,316,992	$ 6,587,149	$ 5,433,401
Adjustments to reconcile net income to net cash provided by operating activities:			
Securities gains	-	(17,160)	(89,048)
Distributions in excess of (equity in undistributed) net income of subsidiary	225,310	(3,791,785)	(2,986,299)
(Increase) decrease in prepaid expenses and other assets	233,862	(239,394)	4,082
(Increase) decrease in advanced receivable from subsidiary bank, net of 2003 stock option expense due from subsidiary bank	8,820	126,069	(57,835)
Increase (decrease) in advances payable to subsidiary bank	(246,774)	246,774	-
Increase (decrease) in accrued expenses and other liabilities	(263,075)	121,169	132,047
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 7,275,135	$ 3,032,822	$ 2,436,348
INVESTING ACTIVITIES			
Purchase of equity securities	$ (99,295)	$ (37,340)	$ (89,482)
Proceeds from sale of equity securities	-	105,293	144,255
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	$ (99,295)	$ 67,953	$ 54,773
FINANCING ACTIVITIES			
Proceeds from issuance of common stock	$ 52,236	$ -	$ -
Proceeds from sale of treasury stock	150,812	17,000	-
Acquisition of treasury stock	(1,373,818)	(503,707)	-
Cash dividends paid	(2,883,612)	(2,524,933)	(2,295,319)
Dividends paid in lieu of fractional shares	-	(4,725)	-
NET CASH (USED IN) BY FINANCING ACTIVITIES	$ (4,054,382)	$ (3,016,365)	$ (2,295,319)
INCREASE IN CASH AND CASH EQUIVALENTS	$ 3,121,458	$ 84,410	$ 195,802
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	495,051	410,641	214,839
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 3,616,509	$ 495,051	$ 410,641

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION

The purpose of Management's Discussion and Analysis of First Keystone Corporation, a bank holding company (the Corporation), and its wholly owned subsidiary, The First National Bank of Berwick (the Bank), is to assist the reader in reviewing the financial information presented and should be read in conjunction with the consolidated financial statements and other financial data contained herein.

This annual report contains certain forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995), which reflect management's beliefs and expectations based on information currently available. These forward-looking statements are inherently subject to significant risks and uncertainties, including changes in general economic and financial market conditions, the Corporation's ability to effectively carry out its business plans and changes in regulatory or legislative requirements. Other factors that could cause or contribute to such differences are changes in competitive conditions. Although management believes the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially.

RESULTS OF OPERATIONS

Year Ended December 31, 2003 Versus Year Ended December 31, 2002

Net income increased to $7,317,000 for the year ended December 31, 2003, as compared to $6,587,000 for the prior year, an increase of 11.1%. The net income for 2003 marked the 21st consecutive year that earnings and earnings per share have increased. Earnings per share, both basic and diluted, for 2003 were $2.48 as compared to $2.22 and $2.21, respectively in 2002.

The Corporation's return on average assets remained steady at 1.57% in 2003 as compared to 1.59% in 2002. Return on average equity decreased to 14.27% in 2003 from 14.93% in 2002. Even though there was an increase in average earning assets in 2003, the low interest rate environment resulted in a small overall decrease of interest income to $25,063,000 down 3.1% from 2002. A lowering of interest rates and the accompanying decrease in the cost of funds resulted in interest expense of $10,200,000 in 2003, a decrease of 10.1% from 2002.

Net interest income, as indicated below in Table 1, increased by $343,000 or 2.4% to $14,863,000 for the year ended December 31, 2003. The Corporation's net interest income on a fully taxable equivalent basis increased $451,000, or 2.8% to $16,327,000 in 2003 as compared to an increase of $2,259,000, or 16.6% to $15,875,000 in 2002.

Year Ended December 31, 2002 Versus Year Ended December 31, 2001

Net income increased to $6,587,000 for the year ended December 31, 2002, as compared to $5,433,000 in 2001. Earnings per share, both basic and diluted, for 2002 were $2.22 and $2.21, respectively as compared to $1.83 in 2001. The Corporation's return on average assets and return on average equity was 1.59% and 14.93%, respectively in 2002, as compared to 1.41% and 13.85%, respectively in 2001.

Net interest income increased by $2,149,000 or 17.4% to $14,520,000 for the year ended 2002. The Corporation's net interest income on a fully taxable equivalent basis increased 16.6% in 2002 or $2,259,000 to $15,875,000 as indicated in Table 1 as compared to $13,617,000 for the year ended 2001.

Table 1 — Net Interest Income

(Amounts in thousands)		2003/2002 Increase/(Decrease)			2002/2001 Increase/(Decrease)		
	2003	Amount	%	2002	Amount	%	2001
Interest Income	$25,063	$ (799)	(3.1)	$25,862	$ (974)	(3.6)	$26,836
Interest Expense	10,200	(1,142)	(10.1)	11,342	(3,123)	(21.6)	14,465
Net Interest Income	14,863	343	2.4	14,520	2,149	17.4	12,371
Tax Equivalent Adjustment	1,464	108	8.0	1,356	110	8.8	1,246
Net Interest Income (fully tax equivalent)	$16,327	$ 451	2.8	$15,875	$ 2,259	16.6	$13,617

Table 2 — Distribution of Assets, Liabilities and Stockholders' Equity

	2003		
	Avg. Balance	Revenue/Expense	Yield/Rate
Interest Earning Assets:			
Loans:			
Commercial[1]	$ 30,194,080	$ 1,838,673	6.09%
Real Estate[1]	158,467,947	10,575,300	6.67%
Installment Loans, Net[1,2]	24,169,365	1,964,423	8.13%
Fees on Loans	0	71,992	0%
Total Loans (Including Fees)[3]	$212,831,392	$14,450,388	6.79%
Investment Securities:			
Taxable	$167,550,472	$ 7,797,253	4.65%
Tax Exempt[1]	61,188,333	4,248,384	6.94%
Total Investment Securities	$228,738,805	$12,045,637	5.27%
Interest Bearing Deposits in Banks	3,104,334	31,858	1.03%
Total Interest-Earning Assets	$444,674,531	$26,527,883	5.97%
Non-Interest Earning Assets:			
Cash and Due From Banks	$ 6,613,738		
Allowance for Loan Losses	(3,308,809)		
Premises and Equipment	3,683,539		
Foreclosed Assets Held for Sale	0		
Other Assets	14,750,606		
Total Non-Interest Earning Assets	21,739,074		
Total Assets	$466,413,605		
Interest-Bearing Liabilities:			
Savings, NOW Accounts, and Money Markets	$133,137,604	$ 1,454,414	1.09%
Time Deposits	183,357,999	6,014,799	3.28%
Short-Term Borrowings	4,421,481	52,664	1.19%
Long-Term Borrowings	53,272,385	2,588,345	4.86%
Securities Sold U/A to Repurchase	6,016,022	90,333	1.50%
Total Interest-Bearing Liabilities	$380,205,491	$10,200,555	2.68%
Non-Interest Bearing Liabilities:			
Demand Deposits	$ 30,102,277		
Other Liabilities	4,816,950		
Stockholders' Equity	51,288,887		
Total Liabilities/Stockholders' Equity	$466,413,605		
Net Interest Income Tax Equivalent		$16,327,328	
Net Interest Spread			3.28%
Net Interest Margin			3.67%

[1]Tax-exempt income has been adjusted to a tax equivalent basis using an incremental rate of 34%, and statutory interest expense disallowance.
[2]Installment loans are stated net of unearned interest.
[3]Average loan balances include non-accrual loans. Interest income on non-accrual loans is not included.

2002			2001		
Avg. Balance	Revenue/Expense	Yield/Rate	Avg. Balance	Revenue/Expense	Yield/Rate
$ 28,279,604	$ 1,794,534	6.35%	$ 27,392,753	$ 2,048,474	7.48%
146,707,839	10,929,961	7.45%	139,085,901	11,289,600	8.12%
26,159,391	2,269,464	8.68%	28,006,285	2,566,160	9.16%
0	117,830	0%	0	64,923	0%
$201,146,834	$15,111,789	7.51%	$194,484,939	$15,969,157	8.21%
$141,884,015	$ 8,212,523	5.79%	$127,746,749	$ 8,285,399	6.49%
52,610,989	3,814,105	7.25%	47,343,277	3,599,148	7.60%
$194,495,004	$12,026,628	6.18%	$175,090,026	$11,884,547	6.79%
5,193,664	78,211	1.51%	5,841,066	228,391	3.91%
$400,835,502	$27,216,627	6.79%	$375,416,031	$28,082,095	7.48%
$ 6,619,448			$ 6,179,589		
(3,060,762)			(2,687,787)		
3,364,978			3,419,464		
26,224			171,911		
6,260,316			3,605,284		
13,210,204			10,688,461		
$414,045,706			$386,104,492		
$123,269,195	$ 1,844,737	1.50%	$114,253,426	$ 3,115,844	2.73%
161,261,870	6,271,880	3.89%	155,627,518	8,574,970	5.51%
1,378,545	25,125	1.82%	1,017,907	35,892	3.53%
46,929,744	3,078,389	6.56%	41,439,394	2,427,519	5.86%
6,357,032	121,489	1.91%	8,008,903	310,835	3.88%
$339,196,386	$11,341,620	3.34%	$320,347,148	$14,465,060	4.52%
$ 27,401,124			$ 23,647,180		
3,317,857			2,892,640		
44,130,339			39,217,524		
$414,045,706			$386,104,492		
	$15,875,007			$13,617,035	
		3.45%			2.96%
		3.96%			3.63%

NET INTEREST INCOME

The major source of operating income for the Corporation is net interest income. Net interest income is the difference between interest income on earning assets, such as loans and securities, and the interest expense on liabilities used to fund those assets, including deposits and other borrowings. The amount of interest income is dependent upon both the volume of earning assets and the level of interest rates. In addition, the volume of non-performing loans affects interest income. The amount of interest expense varies with the amount of funds needed to support earning assets, interest rates paid on deposits and borrowed funds, and finally, the level of interest free deposits.

Table 2 on the preceding pages provides a summary of average outstanding balances of earning assets and interest bearing liabilities with the associated interest income and interest expense as well as average tax equivalent rates earned and paid as of year-end 2003, 2002, and 2001.

The yield on earning assets was 5.97% in 2003, 6.79% in 2002, and 7.48% in 2001. The rate paid on interest bearing liabilities was 2.68% in 2003, 3.34% in 2002, and 4.52% in 2001. This resulted in a decrease in our net interest spread to 3.28% in 2003 as compared to 3.45% in 2002. As Table 2 illustrates, our net interest margin also declined in 2003.

The net interest margin, which is interest income less interest expenses divided by average earnings assets, was 3.67% in 2003 as compared to 3.96% in 2002 and 3.63% in 2001. The net interest margins are presented on a tax-equivalent basis. The decrease in net interest margin in 2003 was due primarily to the interest rate on earning assets decreasing more than the interest rate on liabilities. The net interest margin did improve in 2002 as the liabilities costs declined more than asset yields. The Corporation elected to prepay some higher rate long-term borrowings with the Federal Home Loan Bank in 2002. This resulted in the overall effective rate on long-term borrowings decreasing to 4.86% in 2003 from 6.56% in 2002 as illustrated in Table 2.

Table 3 sets forth changes in interest income and interest expense for the periods indicated for each category of interest earning assets and interest bearing liabilities. Information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by prior rate); (ii) changes in rate (changes in average rate multiplied by prior average volume); and, (iii) changes in rate and volume (changes in average volume multiplied by change in average rate).

Table 3 — Changes in Income and Expense, 2003 and 2002

(Amounts in thousands)	2003 COMPARED TO 2002			2002 COMPARED TO 2001		
	VOLUME	RATE	NET	VOLUME	RATE	NET
Interest Income:						
Loans, Net	$ 878	$ (1,539)	$ (661)	$ 547	$ (1,404)	$ (857)
Taxable Investment Securities	1,486	(1,901)	(415)	917	(990)	(73)
Tax-Exempt Investment Securities	622	(188)	434	400	(185)	215
Other Short-Term Investments	(32)	(15)	(47)	(25)	(125)	(150)
Total Interest Income	$ 2,954	$ (3,643)	$ (689)	$ 1,839	$ (2,704)	$ (865)
Interest Expense:						
Savings, Now, and Money Markets	$ 148	$ (538)	$ (390)	$ 246	$ (1,517)	$ (1,271)
Time Deposits	859	(1,116)	(257)	310	(2,614)	(2,304)
Short-Term Borrowings	55	(28)	27	13	(23)	(10)
Long-Term Borrowings	416	(906)	(490)	322	329	651
Securities Sold U/A to Repurchase	(6)	(25)	(31)	(64)	(125)	(189)
Total Interest Expense	$ 1,472	$ (2,613)	$ (1,141)	$ 827	$ (3,950)	$ (3,123)
Net Interest Income	$ 1,482	$ (1,030)	$ 452	$ 1,012	$ 1,246	$ 2,258

The change in interest due to both volume and yield/rate has been allocated to change due to volume and change due to yield/rate in proportion to the absolute value of the change in each.
Balance on non-accrual loans are included for computational purposes. Interest income on non-accrual loans is not included.
Interest income exempt from federal tax was $3,090,817 in 2003, $2,928,225 in 2002, and $2,804,205 in 2001. Tax-exempt income has been adjusted to a tax-equivalent basis using an incremental rate of 34%.

In 2003, the increase in net interest income of $452,000 resulted from a change in volume of $1,482,000 and a decrease of $1,030,000 due to changes in rate. In 2002, there was an increase in net interest income of $2,258,000 resulted from a change in volume of $1,012,000 and an increase of $1,246,000 due to rate.

PROVISION FOR LOAN LOSSES

For the year ended December 31, 2003, the provision for loan losses was $500,000 as compared to $550,000 as of December 31, 2002, a decrease of 9.1%. The Corporation's provision for loan losses for the year ended December 31, 2001, was $610,000. The provision in 2003, decreased primarily because of the reduced net charge-offs and an overall decrease in past-due loans. Net charge-offs by the Corporation for the fiscal year end December 31, 2003, 2002, and 2001, were $150,000, $298,000, and $390,000, respectively.

The allowance for loan losses as a percentage of loans, net of unearned interest, was 1.54% as of December 31, 2003, 1.58% as of December 31, 2002, and 1.47% as of December 31, 2001.

On a quarterly basis, the Corporation's Board of Directors and management performs a detailed analysis of the adequacy of the allowance for loan losses. This analysis includes an evaluation of credit risk concentration, delinquency trends, past loss experience, current economic conditions, composition of the loan portfolio, classified loans and other relevant factors.

The Corporation will continue to monitor its allowance for loan losses and make future adjustments to the allowance through the provision for loan losses as conditions warrant. Although the Corporation believes that the allowance for loan losses is adequate to provide for losses inherent in the loan portfolio, there can be no assurance that future losses will not exceed the estimated amounts or that additional provisions will not be required in the future.

The Bank is subject to periodic regulatory examination by the Office of the Comptroller of the Currency (OCC). As part of the examination, the OCC will assess the adequacy of the bank's allowance for loan losses and may include factors not considered by the Bank. In the event that an OCC examination results in a conclusion that the Bank's allowance for loan losses is not adequate, the Bank may be required to increase its provision for loan losses.

NON-INTEREST INCOME

Non-interest income is derived primarily from trust department revenue, service charges and fees, income on bank owned life insurance, other miscellaneous revenue and the gain on the sale of mortgage loans. In addition, investment security gains or losses also impact total non-interest income.

For the year ended December 31, 2003, non-interest income increased $990,000, or 43.3% as compared to a decrease of $60,000, or 2.6% for the year ended December 31, 2002. Table 4 provides the major categories of non-interest income and each respective change comparing the past three years.

Excluding investment security gains, non-interest income in 2003 increased $720,000, or 31.9%. This compares to an increase of $189,000, or 9.1% in 2002 before investment security gains. Income from the trust department, which consists of fees generated from individual and corporate accounts, decreased in 2003 by $24,000 after decreasing by $45,000 in 2002. Decreased income from the trust department in 2003 and 2002 was due primarily to the decline in market value of accounts.

Service charges and fees, consisting primarily of service charges on deposit accounts, was the largest source of non-interest income in 2003 and 2002. Service charges and fees increased by $351,000, or 25.6% in 2003 compared to an increase of $141,000, or 11.4% in 2002. The increase in 2003 resulted primarily from increasing revenue from NSF charges generated from a new courtesy overdraft program.

Income on Bank Owned Life Insurance (BOLI) increased $383,000 to $485,000 in 2003 as a full year of income was recognized. In October 2002 the Bank purchased $10 million of Bank Owned Life Insurance. The income from BOLI represents the increase in the cash surrender value of BOLI and is intended to partially cover the costs of the Bank's employee benefit plan, including group life, disability, and health insurance.

The gain on sale of mortgages provided $234,000 in 2003 as compared to $228,000 in 2002. The increase in gains on sale of mortgages was largely a function of the increased volume of mortgages originated for sale in the secondary market during the past year. Since the Corporation continues to service the mortgages which are sold, this provides a source for additional non-interest income on an ongoing basis.

Other income amounted to $47,000 for 2003, an increase of $4,000 or 9.3% over the $43,000 reported in 2002.

Table 4 — Non-Interest Income

(Amounts in thousands)	2003	2003/2002 Increase/(Decrease) Amount	2003/2002 Increase/(Decrease) %	2002	2002/2001 Increase/(Decrease) Amount	2002/2001 Increase/(Decrease) %	2001
Trust Department	$ 486	$ (24)	(4.7)	$ 510	$ (45)	(8.1)	$ 555
Service Charges and Fees	1,724	351	25.6	1,373	141	11.4	1,232
Income on Bank Owned Life Insurance	485	383	375.5	102	102	100.0	0
Gain on Sale of Mortgages	234	6	2.6	228	44	23.9	184
Other	47	4	9.3	43	(53)	(55.2)	96
Subtotal	$2,976	$720	31.9	$2,256	$189	9.1	$2,067
Investment Securities Gains	299	270	931.0	29	(249)	(89.6)	278
Total	$3,275	$990	43.3	$2,285	$ (60)	(2.6)	$2,345

NON-INTEREST EXPENSE

Non-interest expense consists of salaries and benefits, occupancy, furniture and equipment, and other miscellaneous expenses. Table 5 provides the yearly non-interest expense by category, along with the amount, dollar changes, and percentage of change.

Total non-interest expense increased by $560,000, or 7.2% in 2003 compared to an increase of $630,000, or 8.8% in 2002. Expenses associated with employees (salaries and employee benefits) continue to be the largest non-interest expenditure. Salaries and employee benefits amounted to 53.1% of total non-interest expense in 2003 and 54.1% in 2002. Salaries and employee benefits increased $224,000, or 5.3% in 2003 and $326,000, or 8.4% in 2002. The increases in both years were due to an increase in the profit sharing contribution, plus normal salary adjustments and increased benefit costs. The number of full time equivalent employees was 129 as of December 31, 2003, and 131 as of December 31, 2002.

Net occupancy expense increased $81,000, or 16.7% in 2003 as compared to an increase of $39,000, or 8.7% in 2002. Furniture and equipment expense increased $27,000, or 4.4% in 2003 compared to an increase of $48,000, or 8.5% in 2002. The increase in occupancy and furniture and equipment expense in 2003 relate primarily to a full year of expense at our Kingston Office. Other operating expenses increased $228,000, or 9.2% in 2003 as compared to an increase of $217,000, or 9.6% in 2002. Increases in professional fees, postage, supplies, insurance, marketing, advertising, and state shares tax account for much of the increase in other operating expenses in both 2003 and 2002.

The overall level of non-interest expense remains low, relative to our peers. In fact, our total non-interest expense was less than 2% of average assets in both 2003 and 2002. Non-interest expense as a percentage of average assets under 2% places us among the leaders in our peer financial institution categories in controlling non-interest expense.

Table 5 — Non-Interest Expense

(Amounts in thousands)	2003	2003/2002 Increase/(Decrease) Amount	2003/2002 Increase/(Decrease) %	2002	2002/2001 Increase/(Decrease) Amount	2002/2001 Increase/(Decrease) %	2001
Salaries and Employee Benefits	$4,446	$224	5.3	$4,222	$326	8.4	$3,896
Occupancy, Net	567	81	16.7	486	39	8.7	447
Furniture and Equipment	643	27	4.4	616	48	8.5	568
Other and State Shares Tax	2,715	228	9.2	2,487	217	9.6	2,270
Total	$8,371	$560	7.2	$7,811	$630	8.8	$7,181

INCOME TAX EXPENSE

Income tax expense for the year ended December 31, 2003, was $1,950,000 as compared to $1,857,000 and $1,493,000 for the years ended December 31, 2002, and December 31, 2001, respectively. In 2003, our income tax expense increased because income before taxes increased $823,000 to $9,267,000 from $8,444,000 in 2002. In 2002, our income before taxes increased $1,517,000 as compared to 2001. The corporation looks to maximize its tax exempt interest derived from both tax free loans and tax free municipal investments without triggering alternative minimum tax. The effective income tax rate was 21.1% in 2003, 22.0% in 2002, and 21.5% in 2001. The limited availability of tax free municipal investments at attractive interest rates may result in a higher effective tax rate in future years.

FINANCIAL CONDITION

GENERAL

Total assets increased to $481,840,000, at year-end 2003, an increase of 9.6% over year-end 2002. As of December 31, 2003, total deposits amounted to $343,020,000, an increase of 3.7% over 2002. Assets as of December 31, 2002, were $439,526,000, an increase of 11.7% over 2001, while total deposits as of year-end 2002 amounted to $330,745,000, an increase of 12.2% from 2001.

In 2003, the increase in assets primarily reflects the deployment of deposits into loans and investment securities. The Corporation continues to maintain and manage its asset growth. Our strong equity capital position provides us an opportunity to further leverage our asset growth. Borrowings increased in 2003 by $19,872,000 after decreasing in 2002 by $1,999,000. Lower deposit growth in 2003 did not allow us to fund our substantial loan growth without increasing our borrowings. Core deposits, which include demand deposits and interest bearing demand deposits (NOWs), money market accounts, savings accounts, and time deposits of individuals continues to be our most significant source of funds. In 2003 and 2002, several successful sales campaigns attracted new customers and generated growth in retail certificates of deposit (time deposits of individuals) as well as savings and money market accounts.

EARNING ASSETS

Earning assets are defined as those assets that produce interest income. By maintaining a healthy asset utilization rate, i.e., the volume of earning assets as a percentage of total assets, the Corporation maximizes income. The earning asset ratio (average interest earning assets divided by average total assets) equaled 95.3% for 2003, compared to 96.8% for 2002, and 97.2% for 2001. This indicates that the management of earning assets is a priority and non-earning assets, primarily cash and due from banks, fixed assets and other assets, are maintained at minimal levels. The primary earning assets are loans and investment securities.

LOANS

Total loans, net of unearned income, increased to $229,073,000 as of December 31, 2003, as compared to a balance of $201,517,000 as of December 31, 2002. Table 6 provides data relating to the composition of the Corporation's loan portfolio on the dates indicated. Total loans, net of unearned income increased $27,555,000, or 13.7% in 2003 compared to an increase of $3,293,000, or 1.7% in 2002. The low interest rate environment prevalent during 2003 resulted in a substantial increase in residential mortgage lending.

The loan portfolio is well diversified and increases in the portfolio in 2003 were in commercial and real estate loans (primarily residential mortgage loans). In 2002, the increase in loans was primarily in commercial real estate and residential mortgage loans. Outstanding balances on tax exempt loans and consumer loans declined in both 2003 and 2002. Real estate loans increased in 2003 and 2002, even though we sold residential mortgage loans in the secondary market. The Corporation will continue to originate and sell long-term fixed rate residential mortgage loans which conform to secondary market requirements. The Corporation derives ongoing income from the servicing of mortgages sold in the secondary market.

The noted loan growth was achieved without compromising loan quality. The Corporation internally underwrites each of its loans to comply with prescribed policies and approval levels established by its Board of Directors.

Table 6 — Loans Outstanding, Net of Unearned Income

(Amounts in thousands)	December 31, 2003	2002	2001	2000	1999
Commercial, financial and agricultural:					
Commercial secured by real estate	$ 48,634	$ 65,352	$ 61,135	$ 53,608	$ 55,514
Commercial - other	33,890	23,639	24,062	22,674	17,864
Tax exempt	3,930	4,393	7,958	3,798	4,133
Real estate (primarily residential mortgage loans)	121,221	85,145	79,483	84,330	83,099
Consumer loans	25,626	28,640	32,075	32,845	30,595
Total Gross Loans	$233,301	$207,169	$204,713	$197,255	$191,205
Less: Unearned income and unamortized loan fees net of costs	4,228	5,652	6,489	6,583	5,974
Total Loans, net of unearned income	$229,073	$201,517	$198,224	$190,672	$185,231

INVESTMENT SECURITIES

The Corporation uses investment securities to not only generate interest and dividend revenue, but also to help manage interest rate risk and to provide liquidity to meet operating cash needs.

The investment portfolio has been allocated between securities available for sale and securities held to maturity. No investment securities were established in a trading account. Available for sale securities increased to $226,043,000 in 2003, a 7.7% increase over 2002. At December 31, 2003, the net unrealized gain, net of the tax effect, on these securities was $5,489,000 and is included in stockholders' equity as accumulated other comprehensive gain. At December 31, 2002, accumulated other comprehensive income, net of tax effect, amounted to $6,544,000. In 2003, held-to-maturity securities declined $703,000, or a 11.9% decrease from 2002 after declining $77,000, or a 1.3% decrease in 2002. Table 7 provides data on the carrying value of our investment portfolio on the dates indicated. The vast majority of investment security purchases are allocated as available-for-sale. This provides the Corporation with increased flexibility should there be a need or desire to liquidate an investment security.

The investment portfolio includes U.S. Government Corporations and Agencies, corporate obligations, mortgage backed securities, state and municipal securities, and other debt securities. In addition, the investment portfolio includes restricted equity securities consisting primarily of common stock investments in the Federal Reserve Bank and the Federal Home Loan Bank. Marketable equity securities consists of common stock investments in other commercial banks and bank holding companies.

Securities available-for-sale may be sold as part of the overall asset and liability management process. Realized gains and losses are reflected in the results of operations on our statements of income. The investment portfolio does not contain any structured notes, step-up bonds, or any off-balance sheet derivatives.

Table 7 — Carrying Value of Investment Securities

(Amounts in thousands)	December 31, 2003		2002		2001	
	Available for Sale	Held to Maturity	Available for Sale	Held to Maturity	Available for Sale	Held to Maturity
U. S. Government Corporations and Agencies	$100,487	$ 3,153	$ 77,806	$ 4,272	$ 55,267	$ 5,332
State and Municipal	78,710	2,076	84,809	1,660	74,184	677
Corporate	36,025	0	38,446	0	41,334	0
Marketable Equity Securities	5,654	0	5,310	0	4,286	0
Restricted Equity Securities	5,167	0	3,452	0	3,027	0
Total Investment Securities	$226,043	$ 5,229	$209,823	$ 5,932	$178,098	$ 6,009

During 2003, interest bearing deposits in other banks decreased to $28,000 from $60,000 in 2002. Balances in interest bearing deposits in other banks were kept relatively low as funds were invested in marketable securities to maximize income while still addressing liquidity needs.

ALLOWANCE FOR LOAN LOSSES

The allowance for loan losses constitutes the amount available to absorb losses within the loan portfolio. As of December 31, 2003, the allowance for loan losses was $3,524,000 as compared to $3,174,000 and $2,922,000 as of December 31, 2002 and 2001, respectively. The allowance for loan losses is established through a provision for loan losses charged to expenses. Loans are charged against the allowance for possible loan losses when management believes that the collectibility of the principal is unlikely. The risk characteristics of the loan portfolio are managed through the various control processes, including credit evaluations of individual borrowers, periodic reviews, and diversification by industry. Risk is further mitigated through the application of lending procedures such as the holding of adequate collateral and the establishment of contractual guarantees.

Management performs a quarterly analysis to determine the adequacy of the allowance for loan losses. The methodology in determining adequacy incorporates specific and general allocations together with a risk/loss analysis on various segments of the portfolio according to an internal loan review process. This assessment results in an allocated allowance. Management maintains its loan review and loan classification standards consistent with those of its regulatory supervisory authority.

Management feels based upon its methodology, that the allowance for loan losses is adequate to cover foreseeable future losses. Table 8 contains an analysis of our Allowance for Loan Losses indicating charge-offs and recoveries by the year and annual additional provisions charged to operations. In 2003, net charge-offs as a percentage of average loans were .07% compared to .15% in 2002 and .20% in 2001. Net charge-offs amounted to $150,000 in 2003 as compared to $298,000 and $390,000 in 2002 and 2001, respectively.

Table 8 — Analysis of Allowance for Loan Losses

(Amounts in thousands)	Years Ended December 31,				
	2003	2002	2001	2000	1999
Balance at beginning of period	$ 3,174	$ 2,922	$ 2,702	$ 2,600	$ 2,421
Charge-offs:					
Commercial, financial, and agricultural	43	66	109	79	25
Real estate - mortgage	22	140	111	44	20
Installment loans to individuals	133	196	238	226	213
	198	402	458	349	258
Recoveries:					
Commercial, financial, and agricultural	1	0	21	0	23
Real estate - mortgage	1	77	3	10	62
Installment loans to individuals	46	27	44	16	27
	48	104	68	26	112
Net charge-offs	150	298	390	323	146
Additions charged to operations	500	550	610	425	325
Balance at end of period	$ 3,524	$ 3,174	$ 2,922	$ 2,702	$ 2,600
Ratio of net charge-offs during the period to average loans outstanding during the period	.07%	.15%	.20%	.17%	.08%
Allowance for loan losses to average loans outstanding during the period	1.66%	1.58%	1.50%	1.44%	1.49%

It is the policy of management and the Corporation's Board of Directors to provide for losses on both identified and unidentified losses inherent in its loan portfolio. A provision for loan losses is charged to operations based upon an evaluation of the potential losses in the loan portfolio. This evaluation takes into account such factors as portfolio concentrations, delinquency, trends, trends of non-accrual and classified loans, economic conditions, and other relevant factors.

The loan review process which is conducted quarterly, is an integral part of our evaluation of the loan portfolio. A detailed quarterly analysis to determine the adequacy of the Corporation's allowance for loan losses is reviewed by our Board of Directors.

With our manageable level of net charge-offs and the additions to the reserve from our provision out of operations, the allowance for loan losses as a percentage of average loans amounted to 1.66% to 2003, 1.58% in 2002, and 1.50% in 2001.

Table 9 sets forth the allocation of the Bank's allowance for loan losses by loan category and the percentage of loans in each category to total loans receivable at the dates indicated. The portion of the allowance for loan losses allocated to each loan category does not represent the total available for future losses that may occur within the loan category, since the total loan loss allowance is a valuation reserve applicable to the entire loan portfolio.

Table 9 — Allocation of Allowance for Loan Losses

(Amounts in thousands)	December 31,									
	2003	%*	2002	%*	2001	%*	2000	%*	1999	%*
Commercial, financial, and agricultural	$ 775	15.4	$ 488	12.4	$ 605	14.9	$ 316	10.7	$ 308	11.2
Real estate - mortgage	2,106	72.6	1,812	75.0	1,826	71.2	1,606	71.1	1,431	75.5
Consumer and other loans	378	12.0	357	12.6	458	13.9	557	18.2	425	13.3
Unallocated	265	N/A	517	N/A	33	N/A	223	N/A	436	N/A
	$3,524	100.0	$3,174	100.0	$2,922	100.0	$2,702	100.0	$2,600	100.0

*Percentage of loans in each category to total loans.

NON-PERFORMING ASSETS

With the continuing economic slowdown in 2003, the Corporation experienced an increase in delinquencies and non-performing loans. Table 10 details the Corporation's non-performing assets at the dates indicated.

Non-accrual loans are generally delinquent on which principal or interest is past-due approximately 90 days or more, depending upon the type of credit and the collateral. When a loan is placed on non-accrual status, any unpaid interest is charged against income. Restructured loans are loans where the borrower has been granted a concession in the interest rate or payment amount because of financial problems. Foreclosed assets held for sale represents property acquired through foreclosure, or considered to be an in-substance foreclosure.

The total of non-performing assets increased to $768,000 as of December 31, 2003, as compared to $458,000 as of December 31, 2002. Non-accrual and restructured loans increased to $735,000 in 2003 from $458,000 in 2002. Foreclosed assets remained at zero in 2003 and 2002. Loans past-due 90 days or more and still accruing also increased to $33,000 in 2003 from zero in 2002. Our allowance for loan losses to total non-performing assets remains very strong at 458.9% in 2003 as compared to 693.7% in 2002. With our fine loan quality, we continue to rank well ahead of peer banks on measurements of delinquency and overall asset quality.

Loan quality is monitored closely, and we actively work with borrowers to resolve credit problems. Excluding the assets disclosed in Table 10, management is not aware of any information about borrowers' possible credit problems, which cause serious doubt as to their ability to comply with present loan repayment terms.

Should the economic climate no longer continue to be stable or begin to deteriorate, borrowers may experience difficulty, and the level of non-performing loans and assets, charge-offs and delinquencies could rise and possibly require additional increases in our allowance for loan losses.

In addition, regulatory authorities, as an integral part of their examinations, periodically review the allowance for possible loan and lease losses. They may require additions to allowances based upon their judgements about information available to them at the time of examination.

Interest income received on non-performing loans in 2003 and 2002 was $37,669 and $19,179, respectively. Interest income, which would have been recorded on these loans under the original terms in 2003 and 2002 was $60,778 and $38,956, respectively. At December 31, 2003, the Corporation had no outstanding commitments to advance additional funds with respect to these non-performing loans.

A concentration of credit exists when the total amount of loans to borrowers, who are engaged in similar activities that are similarly impacted by economic or other conditions, exceed 10% of total loans. As of December 31, 2003, 2002 and 2001, management is of the opinion that there were no loan concentrations exceeding 10% of total loans.

Table 10 — Non-Performing Assets

(Amounts in thousands)	December 31,				
	2003	2002	2001	2000	1999
Non-accrual and restructured loans	$735	$458	$1,102	$719	$618
Foreclosed assets	0	0	75	13	85
Loans past-due 90 days or more and still accruing	33	0	217	10	47
Total non-performing assets	$768	$458	$1,394	$742	$750
Non-performing assets to period-end loans and foreclosed assets	.34%	.23%	.70%	.39%	.40%
Total non-performing assets to total assets	.16%	.10%	.35%	.21%	.22%
Total allowance for loan losses to total non-performing assets	458.9%	693.7%	209.6%	364.2%	346.6%

There is a concentration of real estate mortgage loans in the loan portfolio. Real estate mortgages comprise 74.1% of the loan portfolio as of December 31, 2003, down from 74.7% in 2002. Real estate mortgages consist of both residential and commercial real estate loans. The real estate loan portfolio is well diversified in terms of borrowers, collateral, interest rates, and maturities. Also, the real estate loan portfolio has a mix of both fixed rate and adjustable rate mortgages. The real estate loans are concentrated primarily in our marketing area and are subject to risks associated with the local economy.

DEPOSITS AND OTHER BORROWED FUNDS

Consumer and commercial retail deposits are attracted primarily by First Keystone's subsidiary bank's ten full service office locations. The Bank offers a broad selection of deposit products and continually evaluates its interest rates and fees on deposit products. The Bank regularly reviews competing financial institutions interest rates along with prevailing market rates, especially when establishing interest rates on certificates of deposit.

Deposits increased by $12,275,000, or a 3.7% increase when comparing December 31, 2003, to December 31, 2002. This increase compares to a deposit increase of 12.2% in 2002 and an increase of 8.5% in 2001.

During 2003, the Corporation experienced a deposit increase in interest bearing deposits. Non-interest bearing deposits amounted to $30,052,000 as of December 31, 2003, a decrease of $4,000 from 2002. Interest bearing deposits amounted to $312,968,000 as of December 31, 2003, an increase of $12,279,000, or 4.1% over 2002.

During 2003, the Corporation increased its reliance on borrowings. Short-term borrowings amounted to $11,744,000 as of year-end 2003, an increase of $2,677,000 from 2002. Long-term borrowings increased $17,195,000 in 2003 to $62,945,000 as of December 31, 2002. Total borrowings were $74,689,000 as of December 31, 2003, compared to $54,817,000 on December 31, 2002. Short-term borrowings are comprised of federal funds purchased, securities sold under agreements to repurchase, U.S. Treasury demand notes, and short-term borrowings from the Federal Home Loan Bank (FHLB).

Long-term borrowings are typically FHLB term borrowings with a maturity of one year or more. Some of the additional term borrowings were made to take advantage of special rates offered by the FHLB. In connection with FHLB borrowings and securities sold under agreements to repurchase, the Corporation maintains certain eligible assets as collateral.

CAPITAL STRENGTH

Normal increases in capital are generated by net income, less cash dividends paid out. Also, the net unrealized gains on investment securities available-for-sale, net of taxes, increased shareholders' equity or capital in 2003 and 2002, referred to as accumulated other comprehensive income. The total net increase in capital was $2,255,000 in 2003 after an increase of $9,400,000 in 2002. The accumulated other comprehensive income amounted to $5,489,000 in 2003 and $6,544,000 in 2002. One factor which decreased equity capital in 2003 and 2002 relates to our stock repurchase plan. The Corporation had 152,600 shares of common stock as of December 31, 2003, and 119,181 shares in 2002, at a cost of $4,655,000 and $3,577,000, respectively as treasury stock.

Return on equity (ROE) is computed by dividing net income by average stockholders' equity. This ratio was 14.27% for 2003, 14.93% for 2002, and 13.85% for 2001. Refer to Performance Ratios on Page 2 - Summary of Selected Financial Data for a more expanded listing of the ROE.

Adequate capitalization of banks and bank holding companies is required and monitored by regulatory authorities. Table 11 reflects risk-based capital ratios and the leverage ratio for our Corporation and Bank. The Corporation's leverage ratio was 9.83% at December 31, 2003, and 10.27% at December 31, 2002.

The Corporation has consistently maintained regulatory capital ratios at or above the "well capitalized" standards. For additional information on capital ratios, see Note 14 to the Consolidated Financial Statements. The risk-based capital ratios also decreased somewhat in 2003 from 2002 for both the Corporation and the Bank, but remain strong. The risk-based capital calculation assigns various levels of risk to different categories of bank assets, requiring higher levels of capital for assets with more risk. Also measured in the risk-based capital ratio is credit risk exposure associated with off-balance sheet contracts and commitments. Table 11 indicates capital ratios as of December 31, 2003.

Table 11 — Capital Ratios

	December 31, 2003		December 31, 2002	
	Corporation	Bank	Corporation	Bank
Risk-Based Capital:				
Tier I risk-based capital ratio	14.82%	13.19%	15.80%	15.33%
Total risk-based capital ratio (Tier 1 and Tier 2)	16.11%	14.34%	17.11%	16.52%
Leverage Ratio:				
Tier I capital to average assets	9.83%	8.74%	10.27%	9.96%

LIQUIDITY MANAGEMENT

Effective liquidity management ensures that the cash flow requirements of depositors and borrowers, as well as the operating cash needs of the Corporation, are met.

Liquidity is needed to provide the funding requirements of depositors withdrawals, loan growth, and other operational needs. Asset liquidity is provided by investment securities maturing in one year or less, other short-term investments, federal funds sold, and cash and due from banks. At year-end 2003, cash and due from banks and interest-bearing deposits in other banks totaled $5,941,000 as compared to $7,456,000 at year-end 2002. Additionally, maturing loans and repayment of loans are another source of asset liquidity.

Liability liquidity is accomplished by maintaining a core deposit base, acquired by attracting new deposits and retaining maturing deposits. Also, short-term borrowings provide funds to meet liquidity.

Management feels its current liquidity position is satisfactory given the fact that the Corporation has a very stable core deposit base which has increased annually. Secondly, our loan payments and principal paydowns on our mortgage backed securities provide a steady source of funds. Also, short-term investments and maturing investments represent additional sources of liquidity.

Finally, the Corporation's subsidiary bank does have access to funds on a short-term basis from the Federal Reserve Bank discount window. Also, Fed funds can be purchased by means of a borrowing line at the Atlantic Central Bankers Bank. The Corporation has indirect access to the capital markets through its membership in the Federal Home Loan Bank. Advances on borrowings, both short-term and long-term, are available to help address any liquidity needs.

FORWARD LOOKING STATEMENTS

The sections that follow, Market Risk and Asset/ Liability Management contain certain forward looking statements. These forward looking statements involve significant risks and uncertainties, including changes in economic and financial market conditions. Although First Keystone Corporation believes that the expectations reflected in such forward looking statements are reasonable, actual results may differ materially.

MARKET RISK

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates and equity prices. First Keystone Corporation's market risk is composed primarily of interest rate risk. The Corporation's interest rate risk results from timing differences in the repricing of assets, liabilities, off-balance sheet instruments, and changes in relationships between ratio indices and the potential exercise of explicit or embedded options.

Increases in the level of interest rates also may adversely affect the fair value of the Corporation's securities and other earning assets. Generally, the fair value of fixed-rate instruments fluctuates inversely with changes in interest rates. As a result, increases in interest rates could result in decreases in the fair value of the Corporation's interest-earning assets, which could adversely affect the Corporation's results of operations if sold, or, in the case of interest earning assets classified as available for sale, the Corporation's stockholders' equity, if retained. Under The Financial Accounting Standards Board (FASB) Statement 115, changes in the unrealized gains and losses, net of taxes, on securities classified as available for sale will be reflected in the Corporation's stockholders' equity. The Corporation does not own any trading assets.

Asset/Liability Management

The principal objective of asset liability management is to manage the sensitivity of the net interest margin to potential movements in interest rates and to enhance profitability through returns from managed levels of interest rate risk. The Corporation actively manages the interest rate sensitivity of its assets and liabilities. Table 12 presents an interest sensitivity analysis of assets and liabilities as of December 31, 2003. Several techniques are used for measuring interest rate sensitivity. Interest rate risk arises from the mismatches in the repricing of assets and liabilities within a given time period, referred to as a rate sensitivity gap. If more assets than liabilities mature or reprice within the time frame, the Corporation is asset sensitive. This position would contribute positively to net interest income in a rising rate environment. Conversely, if more liabilities mature or reprice, the Corporation is liability sensitive. This position would contribute positively to net interest income in a falling rate environment.

Limitations of interest rate sensitivity gap analysis as illustrated in Table 12 include: a) assets and liabilities which contractually reprice within the same period may not, in fact, reprice at the same time or to the same extent; b) changes in market interest rates do not affect all assets and liabilities to the same extent or at the same time, and c) interest rate sensitivity gaps reflect the Corporation's position on a single day (December 31, 2003 in the case of the following schedule) while the Corporation continually adjusts its interest sensitivity throughout the year. At one year, the Corporation is relatively balanced with the ratio of interest rate sensitive assets to interest rate sensitive liabilities at .93.

Table 12 — Interest Rate Sensitivity Analysis

(Amounts in thousands)	December 31, 2003				
	One Year	1 - 5 Years	Beyond 5 Years	Not Rate Sensitive	Total
Assets	$ 115,492	$ 184,206	$ 163,064	$ 19,079	$481,841
Liabilities/Stockholders Equity	124,726	149,194	143,791	64,130	481,841
Interest Rate Sensitivity Gap	(9,234)	35,012	19,273		
Cumulative Gap	(9,234)	25,778	45,051		

Earnings at Risk

The Bank's Asset/Liability Committee (ALCO) is responsible for reviewing the interest rate sensitivity position and establishing policies to monitor and limit exposure to interest rate risk. The guidelines established by ALCO are reviewed by the Corporation's Board of Directors. The Corporation recognizes that more sophisticated tools exist for measuring the interest rate risk in the balance sheet beyond interest rate sensitivity gap. Although the Corporation continues to measure its interest rate sensitivity gap, the Corporation utilizes additional modeling for interest rate risk in the overall balance sheet. Earnings at risk and economic values at risk are analyzed.

Earnings simulation modeling addresses earnings at risk and net present value estimation addresses economic value at risk. While each of these interest rate risk measurements has limitations, taken together they represent a reasonably comprehensive view of the magnitude of interest rate risk in the Corporation.

Earnings Simulation Modeling

The Corporation's net income is affected by changes in the level of interest rates. Net income is also subject to changes in the shape of the yield curve. For example, a flattening of the yield curve would result in a decline in earnings due to the compression of earning asset yields and funds rates, while a steepening would result in increased earnings as investment margins widen.

Earnings simulation modeling is the primary mechanism used in assessing the impact of changes in interest rates on net interest income. The model reflects management's assumptions related to asset yields and rates paid on liabilities, deposit sensitivity, size and composition of the balance sheet. The assumptions are based on what management believes at that time to be the most likely interest rate environment. Earnings at risk is the change in net interest income from a base case scenario under an increase and decrease of 200 basis points in the interest rate earnings simulation model.

Table 13 presents an analysis of the changes in net-interest income and net present value of the balance sheet resulting from an increase or decrease of two percentage points (200 basis points) in the level of interest rates. The calculated estimates of change in net interest income and net present value of the balance sheet are compared to current limits approved by ALCO and the Board of Directors. The earnings simulation model projects net-interest income would decrease by approximately 5.08% if rates fell by two percentage points over one year. The model projects a decrease of approximately 3.33% in net-interest income if rates rise by two percentage points over one year. Both of these forecasts are within the one year policy guidelines.

Net Present Value Estimation

The net present value measures economic value at risk and is used for helping to determine levels of risk at a point in time present in the balance sheet that might not be taken into account in the earnings simulation model. The net present value of the balance sheet is defined as the discounted present value of asset cash flows minus the discounted present value of liability cash flows. At year-end, a 200 basis point immediate decrease in rates is estimated to increase net present value by 18.67%. Additionally, net present value is projected to decrease by 9.78% if rates increase immediately by 200 basis points, both within policy guidelines. If management is concerned market interest rates may begin to rise in 2004, it can take steps to reduce liability sensitivity by attracting long-term deposits and reducing short-term borrowings.

The computation of the effects of hypothetical interest rate changes are based on many assumptions. They should not be relied upon solely as being indicative of actual results, since the computations do not contemplate actions management could undertake in response to changes in interest rates.

Table 13 — Effect of Change in Interest Rates

	Projected Change
Effect on Net Interest Income	
1-year Net Income simulation Projection	
-200 bp Shock vs Stable Rate	(5.08%)
+200 bp Shock vs Stable Rate	(3.33%)
Effect on Net Present Value of Balance Sheet	
Static Net Present Value Change	
-200 bp Shock vs Stable Rate	18.67%
+200 bp Shock vs Stable Rate	(9.78%)

MARKET PRICE/DIVIDEND HISTORY

As of December 31, 2003, the corporation had 2,924,607 shares of $2.00 par value common stock outstanding held by shareholders of record. First Keystone Corporation's common stock is quoted on the Over The Counter (OTC) Bulletin Board under the symbol "FKYS".

Table 14 reports the highest and lowest per share prices known to the Corporation and the dividends paid during the periods indicated. The market prices and dividend paid have been adjusted to reflect the 5% stock dividend paid August 6, 2002. These prices do not necessarily reflect any dealer or retail markup, markdown or commission.

Table 14 — Market Price/Dividend History

	2003		2002		2001	
	Common Stock High/Low	Dividends Paid	Common Stock High/Low	Dividends Paid	Common Stock High/Low	Dividends Paid
First Quarter	$31.15/$25.75	$.24	$22.86/$18.57	$.20	$15.95/$12.86	$.19
Second Quarter	$32.50/$29.25	.24	$22.38/$20.10	.20	$18.10/$13.70	.19
Third Quarter	$34.00/$32.00	.24	$24.00/$19.19	.21	$25.24/$17.38	.19
Fourth Quarter	$36.50/$33.75	.26	$26.25/$23.95	.24	$20.18/$18.10	.20

The following brokerage firms make a market in First Keystone Corporation stock:

Legg Mason Wood Walker, Inc.
1735 Market Street, 10th Floor
Mellon Bank Center
Philadelphia, PA 19103
(800) 888-6673

Janney Montgomery Scott, Inc.
1801 Market Street
Philadelphia, PA 19103
(800) 526-6397

Ryan, Beck and Company
Millenium One
20 Ash Street, 4th Floor
Conshohocken, PA 19428
(800) 223-6807

F. J. Morrissey & Co./
Boenning & Scattergood, Inc.
200 Barr Harbor Drive Suite 300
West Conshohocken, PA 19428
(800) 842-8928

Ferris Baker Watts, Inc.
3100 Market Street
Camp Hill, PA 17011
(800) 638-7411

Table 15 — Quarterly Results of Operations (Unaudited)

(Amounts in thousands, except per share)

	Three Months Ended			
2003	March 31	June 30	September 30	December 31
Interest income	$6,257	$6,185	$6,231	$6,390
Interest expense	2,592	2,575	2,575	2,458
Net interest income	$3,665	$3,610	$3,656	$3,932
Provision for loan losses	150	125	75	150
Other non-interest income	745	909	844	777
Non-interest expense	2,019	2,030	2,100	2,222
Income before income taxes	$2,241	$2,364	$2,325	$2,337
Income taxes	463	507	491	489
Net income	$1,778	$1,857	$1,834	$1,848
Per share	$ .60	$ .63	$ .62	$ .63

2002	March 31	June 30	September 30	December 31
Interest income	$6,392	$6,465	$6,583	$6,422
Interest expense	2,712	2,643	3,069	2,918
Net interest income	$3,680	$3,822	$3,514	$3,504
Provision for loan losses	175	125	125	125
Other non-interest income	515	465	548	757
Non-interest expense	1,816	1,905	1,992	2,098
Income before income taxes	$2,204	$2,257	$1,945	$2,038
Income taxes	532	538	397	390
Net income	$1,672	$1,719	$1,548	$1,648
Per share	$ .56	$ .58	$ .52	$ .56

MANAGEMENT'S STATEMENT OF RESPONSIBILITY

TO OUR STOCKHOLDERS:

The management of First Keystone Corporation is responsible for the preparation, integrity and the objectivity of the consolidated financial statements and other financial information presented in this annual report. The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and reflect the effects of certain estimates and judgments made by management.

The Corporation's management maintains an effective system of internal control that is designed to provide reasonable assurance that assets are safe-guarded and transactions are properly recorded and executed in accordance with management's authorization. The system is continuously monitored by direct management review and by internal auditors who conduct an effective program of internal audits. The Corporation selects and trains qualified people who are provided with and expected to adhere to its standards of business conduct. These standards which set forth the highest principles of business ethics and conduct are a key element of the Corporation's control system.

The consolidated financial statements of the Corporation have been audited by J. H. Williams & Co., LLP, Independent Certified Public Accountants. Their audits were conducted in accordance with auditing standards generally accepted in the United States of America and included a review of the internal control structure and such other procedures and tests of the accounting records as they considered necessary in the circumstances.

The Audit Committee of the Board of Directors, which consists of five outside directors, meets regularly with management, the internal auditors, and the independent certified public accountants to review accounting, reporting, and internal control matters. The Audit Committee has direct and private access to both internal and external auditors.

J. Gerald Bazewicz, *President & CEO*

David R. Saracino, *Treasurer & Assistant Secretary*

Berwick, Pennsylvania
March 5, 2004

DIRECTORS*

John Arndt
Owner, Arndt Insurance Agency

J. Gerald Bazewicz
President and Chief Executive Officer of the Corporation and the Bank

Budd L. Beyer
Retired

Don E. Bower
President, Don E. Bower, Inc.

Robert E. Bull
Chairman of the Corporation and the Bank
Retired; Attorney, Bull, Bull & Knecht, LLP

John L. Coates
Secretary of the Corporation and the Bank
President, Tri-County Hardware, Inc.

Dudley P. Cooley
Financial Consultant;
Former Controller, Wise Foods, Borden, Inc.

Frederick E. Crispin, Jr.
Retired; Former Business and Financial Consultant, F. E. Crispin and Associates

Jerome F. Fabian
Owner/President, Tile Distributors of America, Inc.

Robert J. Wise
Vice Chairman of the Corporation and the Bank
Retired

**Also Directors of The First National Bank of Berwick*

OFFICERS

Robert E. Bull
Chairman

Robert J. Wise
Vice Chairman

J. Gerald Bazewicz
President and Chief Executive Officer

David R. Saracino
Treasurer and Assistant Secretary

John L. Coates
Secretary

OFFICE LOCATIONS

Berwick
1 - Main Office
111 West Front Street
Berwick, PA 18603
(570) 752-3671

2 - 400 Fowler Avenue
Berwick, PA 18603
(570) 759-2628

3 - 701 Freas Avenue
Berwick, PA 18603
(570) 752-1244

4 - Giant Market
50 Briar Creek Plaza
Berwick, PA 18603
(570) 802-0541

Bloomsburg
5 - Central Road and Route 11
Bloomsburg, PA 17815
(570) 784-0354

Danville
6 - 1519 Bloom Road
Danville, PA 17821
(570) 275-8000

7 - Giant Market
328 Church Street
Danville, PA 17821
(570) 271-3100

Mifflinville
8 - Third and Race Streets
Mifflinville, PA 18631
(570) 752-5750

Nescopeck
9 - 437 West Third Street
Nescopeck, PA 18635
(570) 759-2767

Wilkes-Barre
10 - Hanover Township
1540 Sans Souci Highway
Wilkes-Barre, PA 18706
(570) 825-7352

Kingston
11 - 179 South Wyoming Avenue
Kingston, PA 18704
(570) 718-1110

Toll Free: 1-888-759-2266
www.firstnationalberwick.com


Kingston
Plymouth
West Nanticoke
Nanticoke
Pikes Creek
Huntsville
Sweet Valley
Silkworth
Pritchard
Bloomingdale
Red Rock
Divide
Coles Creek
Fairmount Springs
Waller
Benton
Cambra
Harveyville
Huntington Mills
Hunlock Creek
Glen Lyon
Wanamie
Alden
Warrior Run
New Columbus
Shickshinny
Mocanaqua
Nuangola
Stillwater
Sereno
Pine Summit
Rohrsburg
Forks
Jonestown
Millville
Eyers Grove
Exchange
White Hall
Strawberry Ridge
Jerseytown
Ottawa
Orangeville
East Berwick
Beach Haven
Hobbie
Dorrance
Wapwallopen
Lightstreet
Briar Creek
Hetlerville
Berwick
Washingtonville
MONTOUR
Buckhorn
Almedia
Lime Ridge
Espy
Bloomsburg
Rupert
Mainville
Mausdale
Mooresburg
Danville
Catawissa
Shumans
Riverside
Northumberland
Snydertown
Slabtown
Numidia
Millgrove
Elysburg
Stonington
Zion Grove
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OFFICERS

Robert E. Bull
Chairman of the Board

Robert J. Wise
Vice Chairman of the Board

J. Gerald Bazewicz
President and Chief Executive Officer
since January 1987
with the Bank since February 1973
33 years in banking

David R. Saracino
Vice President, Cashier and
Assistant Secretary
since January 1987
with the Bank since February 1972
31 years in banking

Leslie W. Bodle
Vice President and Trust Officer
since October 1985
with the Bank since October 1985
38 years in banking

Timothy K. Kishbach
Vice President and Senior Loan Officer
since October 2001
with the Bank since September 1989
16 years in banking

Barbara J. Robbins
Assistant Vice President and
Data/Deposit Operations Manager
since April 1990
with the Bank since June 1970
33 years in banking

Linda K. Yerges
Assistant Vice President and Human
Resources Manager
since April 1993
with the Bank since January 1973
30 years in banking

Gabriel D. Alessi
Assistant Vice President and Mortgage Officer
since May 1995
with the Bank since May 1995
30 years in banking

Leona Luongo
Assistant Vice President and
Wilkes-Barre Area Sales Manager
since August 1998
with the Bank since August 1998
37 years in banking

Evelyn M. Bower
Assistant Vice President and
Loan Review Officer
since April 1999
with the Bank since March 1978
27 years in banking

Carmie A. Cleaver
Assistant Vice President and Sales Division
Manager/ Branch Administrator
since February 2002
with the Bank since May 1972
31 years in banking

Diane C. A. Rosler
Assistant Vice President and Accounting
Manager
since April 1994
with the Bank since July 1990
13 years in banking

Douglas E. Klinger
Assistant Vice President and Commercial Loan
Officer
since April 1995
with the Bank since August 1993
10 years in banking

Kevin L. Miller
Assistant Vice President and EDP Manager
since April 2003
with the Bank since November 1982
21 years in banking

Todd Serafin
Assistant Vice President and Commercial
Loan Officer
since February 2003
with the Bank since February 2003
17 years in banking

Judith A. Gizenski
Trust Officer
since August 1991
with the Bank since June 1976
27 years in banking

OFFICERS (continued)

Marlene L. Eckrote
Trust Officer
since April 2001
with Bank since September 1972
31 years in banking

James Szewc
Investment Trust Officer
since August 1998
with Bank since August 1998
5 years in banking

Richard L. Holloway
Assistant Cashier and Community Office Manager, Salem Office
since April 1994
with Bank since September 1983
20 years in banking

Tina M. Gray
Assistant Cashier and Community Office Manager, Freas Avenue Office
since April 1995
with Bank since June 1984
29 years in banking

Lee Hess
Assistant Cashier and Security Officer
since April 1996
with Bank since December 1991
12 years in banking

Sherri A. Sitler
Assistant Cashier and Deposit Processing Supervisor
since April 1997
with Bank since September 1980
23 years in banking

Jodi L. Alley
Assistant Cashier and Loan Processing Supervisor
since April 1997
with Bank since February 1991
22 years in banking

Moira Dalton
Trust Business Development Officer
since April 1999
with Bank since August 1997
10 years in banking

Tammy Dietterick
Assistant Cashier and Community Office Manager, Nescopeck Office
since April 2000
with Bank since July 1985
19 years in banking

Frank Crayton
Assistant Cashier and Community Office Manager, Mifflinville Office
since April 2000
with Bank since December 1986
17 years in banking

Donna Keefer
Assistant Cashier and Training/Bank Secrecy Officer
since April 2002
with Bank since June 1978
25 years in banking

Brenda L. Grasley
Assistant Cashier and Customer Service Officer
since April 2003
with Bank since June 1981
22 years in banking

Charlotte M. Bishop
Assistant Cashier and Community Office Manager, Briar Creek Office
since April 2003
with Bank since September 1998
5 years in banking

John L. Coates
Secretary

FIRST KEYSTONE CORPORATION
INVESTOR / SHAREHOLDERS' INFORMATION

COMMON STOCK LISTING

First Keystone Corporation common stock is traded on the Over The Counter (OTC) Bulletin Board under the symbol "FKYS".

DIRECT DEPOSIT

Shareholders may have their cash dividends deposited directly into the account of their choice at any banking institution, with no charge. Additional information and enrollment materials for direct deposit can be obtained by calling 570-752-3671, extension 175 (locally), or 1-888-759-2266.

DIVIDEND REINVESTMENT

The Plan, open to residents of Pennsylvania, provides the opportunity to have dividends automatically reinvested into First Keystone Corporation stock. Participants in the Plan may also elect to make cash contributions to purchase additional shares of common stock. For information regarding the Plan, contact the Plan Administrator by writing to:

The First National Bank of Bewick
Attention: Plan Administrator
111 West Front Street
P.O. Box 289
Berwick, Pennsylvania 18603
570-752-3671, extension 175

SHAREHOLDER ASSISTANCE

To change or transfer registration of your stock, report a lost certificate, or other related inquires, please contact our transfer agent by writing to:

The First National Bank of Berwick
Attention: Shareholder Services
111 West Front Street
P.O. Box 289
Berwick, Pennsylvania 18603
570-752-3671, extension 175

INTERNET

Information regarding First Keystone Corporation and its principal subsidiary, The First National Bank of Berwick, is available on the Internet at www.firstnationalberwick.com. Our email address is fnb@fnbbwk.com.